

ONE LIBERTY
PROPERTIES, INC.

BEST AVAILABLE COPY A/R/S
RECD S.E.C.
P.E.
APR 3 0 2007
12-31-06
1086

PROCESSED
MAY 0 2 2007
THOMSON
FINANCIAL

2006 ANNUAL REPORT




We are proud of our accomplishments in 2006. It was an excellent and prosperous year for us. In addition to our core business activities, which were very positive, we benefited in 2006 from the significant gain we recognized from the sale of all but one of our movie theater properties.

To Our Stockholders



A number of years ago, the motion picture theater industry was not looked upon favorably by the investment and real estate communities because the older, non-stadium movie theaters were often producing negative operating results. After a thorough analysis of the motion picture theater industry, we determined that the acquisition of "new" stadium style movie theater properties, which were producing very positive operating results, provided an excellent opportunity for both current operating income and appreciation in value. Due to the real estate and investment communities' negative view of the industry, we believed that we could buy well located net leased stadium theater properties at prices which would provide very favorable returns. Through two joint ventures we formed (in which we ultimately held a 50% interest), nine stadium theater properties were purchased and we purchased one stadium theater property solely for the company. Over the years, these investments provided us with an excellent return on our investment and in 2006, when the view of this industry by the investment and real estate communities had become quite positive, we recognized the opportunity to realize a significant gain on the sale of these assets and took advantage of that opportunity.

In September and October 2006, our two joint ventures sold their portfolio of stadium movie theater properties for a total consideration of $152,658,000. Our share of the gain on sale was $26,908,000, or $2.71 per diluted share. In addition, we sold the company owned stadium movie theater for $15,227,000, resulting in a $3,660,000 gain, or $.37 per diluted share.

During the year, we continued to be actively engaged in acquiring additional properties. In 2006, we purchased 22 properties in eleven states for a total consideration of $111,872,000, placed an aggregate of $35,900,000 of first mortgage loans on ten of these properties and assumed one existing first mortgage loan of $26,957,000 secured by eleven of these properties. We continue to actively pursue property acquisitions which fit our investment criteria and will use our available cash, cash provided from operations, funds derived from placement of mortgages and our $62,500,000 credit line for this purpose.

The following sets forth some important highlights of the past year:

- Our rental revenues increased in 2006 to $33,370,000, a 22.5% increase from $27,232,000 for the year ended December 31, 2005. This was a direct result of our active acquisition program.
- Due to our acquisition activities, our real estate portfolio, net of accumulated depreciation, increased by $93,719,000 (36.3%) to $351,841,000 at the end of 2006 from $258,122,000 at the end of 2005. Our investment in unconsolidated joint ventures decreased to $7,014,000 (a decrease of $20,321,000 or 74.3%) from $27,335,000 at the end of 2005. The decrease in our investment in unconsolidated joint ventures resulted primarily from the sale of the nine movie theater properties owned by our two movie theater joint ventures.
- As of December 31, 2006, we owned 66 properties, including a 50% tenancy in common interest in one property and participated in seven joint ventures that owned six properties (including two vacant properties held for sale). One of the vacant properties was sold by a joint venture in March 2007 and will result in a gain to us estimated to be $600,000. The 71 properties owned by us and our joint ventures are located in twenty-eight states and have an aggregate of approximately 5.9 million square feet of space (including all space for properties in which we have a joint venture participation and our tenancy in common interest).
- Our net income for 2006 increased to $36,425,000, a 71.2% increase, from $21,280,000 in 2005, and our diluted earnings per share increased to $3.67 in 2006 from $2.16 in 2005. Significantly benefiting net income in the current year is the increase in rental revenues year over year, our share of the gain recognized by our movie theater joint ventures and the gain relating to the sale of the company owned theater property. Net income in 2005 benefited from a gain on the sale of air rights of $10,248,000, or $1.04 per share.
- In analyzing net income year versus year, one must take note of the fact that in 2006 the joint ventures which sold the movie theater properties paid a mortgage prepayment premium of $10,538,000 (50% thereof, or $5,269,000, was allocated to us), which was considered as interest expense on the books of the joint ventures and was not netted against the gain recognized on the sale. The result of this required accounting treatment had the effect of increasing our share of the gain by $5,269,000 and decreasing our joint ventures' operating income by the same amount. This accounting treatment did not affect our reported net income or net income per share, but causes the operating results of our joint ventures to appear weaker than they actually were.
- Funds from operations (FFO) for 2006 decreased 48.6% year over year to $13,707,000, or $1.38 per share, from $26,658,000, or $2.71 per share. Funds from operations for 2006 were negatively impacted by our share of the mortgage prepayment premiums of $5,269,000, or $.53 per share, paid by the movie theater joint ventures in connection with the sale of the movie theater properties. As mentioned above, these prepayment premiums are considered as interest expense on the books of the joint ventures and are not netted against the gain recognized on the sale. The inclusion in FFO in 2005 of the $10,248,000 gain ($1.04 per diluted share) from the sale of air rights further affected



To Our Stockholders | CONTINUED

the FFO comparison year versus year. If the prepayment expense is netted against the gain recognized by the movie theater ventures (rather than being treated as an operating expense) and the gain from sale of the air rights is excluded from the calculation of FFO in 2005, the comparative FFO year versus year would have been $18,976,000, or $1.91 per share, in 2006 and $16,410,000, or $1.67 per share, in 2005. Although FFO (presented elsewhere in this report) and the adjusted FFO which we have presented in this paragraph may be a useful and supplemental measure in analyzing our operating performance, it should not be considered as an alternative to net income as a reliable measure of our operating performance nor should it be considered as an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity. The calculation of FFO for each of the five years in the five year period ended December 31, 2006 and the calculation of adjusted FFO presented in this paragraph for the years ended December 31, 2006 and 2005 can be found on page 29 of this Annual Report.

- In 2006, our operating expenses increased by 30.2% from $10,224,000 to $13,313,000. Of this increase, $1,563,000 represents an increase in depreciation and amortization expense due to our ownership of additional properties. General and administrative expenses increased year over year by approximately $1,110,000 due to a number of factors, including an increase in payroll and payroll related expenses primarily due to the compensation paid to our president (elected effective January 1, 2006) for all 2006 and to staff increases, an increase in compensation expense relating to our restricted stock program, an increase in professional fees incurred in connection with investigations by the SEC and our Audit Committee, and an increase in allocated expenses due to the increase in the level of our business activities. Additionally, 2006 includes $490,000 of federal excise tax which is based on taxable income generated but not distributed.
- In 2006, we continued to pay quarterly cash distributions to our common stockholders. In the last quarter of 2006, we increased our quarterly distributions by 9% to $.36 per share per quarter. For the first three quarters of 2006 we paid a cash distribution of $.33 per share, per quarter. In 2006, we paid out total cash distributions to our common stockholders of $13,420,000.
- We have seen considerable growth in our company as rental revenues have increased over the past two years by 60.2%, a direct result of the growth in our real estate investments, net of depreciation, by $123,305,000 from December 2004 to December 2006. Investing in "net leased properties" has become very competitive in the last few years, but we have been able to make quality acquisitions in the past and we have every expectation that with our current cash position and the availability under our credit line we will continue to make beneficial acquisitions in the years to come.

We would like to take this opportunity to thank VNB New York Corp., Bank Leumi, USA, Manufacturers and Traders Trust Company and Israel Discount Bank of New York, the lending institutions which participate in our credit facility, for extending our $62,500,000 credit facility for three years to March 31, 2010. We remain most appreciative of the confidence which they have shown in us.

We would also like to thank our stockholders and joint venture partners for the trust and confidence that they have shown in us. We are also most appreciative of the dedication to our activities by our directors, officers and employees.

Sincerely yours,

Fredric H. Gould
Chairman and Chief Executive Officer

Patrick J. Callan, Jr.
President

April 16, 2007

Certain statements contained in this letter are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. For additional information about the company, please see the company's most recent Form 10K dated March 14, 2007, as filed with the Securities and Exchange Commission on March 15, 2007, and other documents filed by the company with the Securities and Exchange Commission.

ONE LIBERTY PROPERTIES, INC. is a self-administered and self-managed real estate investment trust incorporated under the laws of Maryland on December 20, 1982. The primary business of the company is to acquire, own and manage a geographically diversified portfolio of retail, industrial, office, and other properties under long term leases. Substantially all of our leases are "net leases" under which the tenant is responsible for real estate taxes, insurance and ordinary maintenance and repairs.



ONE LIBERTY PROPERTIES, INC.

We acquired our portfolio of properties by balancing fundamental real estate analysis with tenant credit evaluation. Our analysis focuses primarily on the intrinsic value of a property, determined primarily by its location and by local demographics. We also evaluate a tenant's financial ability to meet operational needs and lease obligations. We believe that our emphasis on property value enables us to achieve better returns on our acquired properties and also enhances our ability to re-rent or dispose of a property on favorable terms upon the expiration or early termination of a lease. Consequently, we believe that the weighting of these factors in our analysis enables us to achieve attractive current returns with potential growth through contractual rent increases and property appreciation.

The common stock of One Liberty trades on the New York Stock Exchange, under the symbol OLP. As of April 20, 2007, there were 10,055,881 common shares outstanding in the hands of approximately 3,600 stockholders.

Financial Highlights

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Years Ended December 31, 2006	Years Ended December 31, 2005
Rental income	$ 33,370	$ 27,232
Operating expenses	13,313	10,224
Operating income	$ 20,057	$ 17,008
Income from continuing operations	$ 31,882 (a)	$ 19,182 (b)
Income from discontinued operations	4,543	2,098
Net income	$ 36,425 (a)	$ 21,280 (b)
Net income per common share-basic and diluted:		
Income from continuing operations	$ 3.21 (a)	$ 1.95 (b)
Income from discontinued operations	.46	.21
Net income	$ 3.67	$ 2.16
Weighted average number of common shares-diluted	9,934	9,843

	December 31, 2006	December 31, 2005
Real estate investments, net	$ 351,841	$ 258,122
Investment in unconsolidated joint ventures	7,014	27,335
Total assets	422,037	330,583
Mortgages and loan payable	227,923	167,472
Total liabilities	241,912	175,064
Stockholders' equity	180,125	155,519

(a) Includes gain on dispositions of real estate of unconsolidated joint ventures of $26,908 or $2.71 per share.

(b) Includes gain on sale of air rights of $10,248 or $1.04 per share.







(a) Includes gain on dispositions of real estate of unconsolidated joint ventures of $26.9 million.

(b) Includes gain on sale of air rights of $10.2 million.



Consolidated Balance Sheets

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	December 31, 2006	December 31, 2005
ASSETS		
Real estate investments, at cost		
Land	$ 72,431	$ 53,846
Buildings and improvements	307,679	226,200
	380,110	280,046
Less accumulated depreciation	28,269	21,924
	351,841	258,122
Investment in unconsolidated joint ventures	7,014	27,335
Cash and cash equivalents	34,013	26,749
Restricted cash	7,409	-
Unbilled rent receivable	8,218	6,613
Escrow, deposits and other receivables	2,251	4,027
Investment in BRT Realty Trust at market (related party)	831	717
Deferred financing costs	3,062	2,822
Other assets (including available-for-sale securities at market of $1,372 and $163)	2,145	744
Unamortized intangible lease assets	5,253	3,454
	$ 422,037	$ 330,583
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Mortgages and loan payable	$ 227,923	$ 167,472
Dividends payable	3,587	3,255
Accrued expenses and other liabilities	4,391	3,554
Unamortized intangible lease liabilities	6,011	783
Total liabilities	241,912	175,064
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $1 par value; 12,500 shares authorized; none issued	-	-
Common stock, $1 par value; 25,000 shares authorized; 9,823 and 9,770 shares issued and outstanding	9,823	9,770
Paid-in capital	134,826	134,645
Accumulated other comprehensive income – net unrealized gain on available-for-sale securities	935	818
Unearned compensation	-	(1,250)
Accumulated undistributed net income	34,541	11,536
Total stockholders' equity	180,125	155,519
	$ 422,037	$ 330,583

SEE ACCOMPANYING NOTES

Consolidated Statements of Income

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Year Ended December 31,		
	2006	2005	2004
Revenues:			
Rental income	$ 33,370	$ 27,232	$ 20,833
Operating expenses:			
Depreciation and amortization	6,995	5,432	4,013
General and administrative (including $1,317, $1,208, and $980, respectively, to related party)	5,250	4,140	3,127
Federal excise tax	490	-	-
Real estate expenses	270	344	495
Leasehold rent	308	308	119
Total operating expenses	13,313	10,224	7,754
Operating income	20,057	17,008	13,079
Other income and expenses:			
Equity in (loss) earnings of unconsolidated joint ventures	(3,276)	2,102	2,869
Gain on dispositions of real estate of unconsolidated joint ventures	26,908	-	-
Interest and other income	899	314	386
Interest:			
Expense	(12,524)	(9,764)	(8,175)
Amortization of deferred financing costs	(595)	(726)	(499)
Gain on sale of air rights (2005) and other gains	228	10,248	60
Gain on sale of real estate	185	-	13
Income from continuing operations	31,882	19,182	7,733
Discontinued operations:			
Income from operations	883	193	3,241
Net gain on sale	3,660	1,905	-
Income from discontinued operations	4,543	2,098	3,241
Net income	$ 36,425	$ 21,280	$ 10,974
Weighted average number of common shares outstanding:			
Basic	9,931	9,838	9,728
Diluted	9,934	9,843	9,744
Net income per common share – basic and diluted:			
Income from continuing operations	$ 3.21	$ 1.95	$ .80
Income from discontinued operations	.46	.21	.33
Net income per common share	$ 3.67	$ 2.16	$ 1.13
Cash distributions per share of common stock	$ 1.35	$ 1.32	$ 1.32

SEE ACCOMPANYING NOTES



Consolidated Statements of Stockholders' Equity

FOR THE THREE YEARS ENDED DECEMBER 31, 2006
(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Preferred Stock	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Income	Unearned Compensation	Accumulated Undistributed Net Income	Total
Balances, December 31, 2003	$ -	$ 9,605	$130,863	$ 823	$ (447)	$ 5,125	$145,969
Distributions - Common Stock							
($1.32 per share)	-	-	-	-	-	(12,853)	(12,853)
Exercise of options	-	49	543	-	-	-	592
Shares issued through dividend reinvestment plan	-	72	1,247	-	-	-	1,319
Issuance of restricted stock	-	-	699	-	(699)	-	-
Restricted stock vesting	-	2	(2)	-	-	-	-
Compensation expense -							
restricted stock	-	-	-	-	220	-	220
Net income	-	-	-	-	-	10,974	10,974
Other comprehensive income -							
net unrealized loss on available-							
for-sale securities	-	-	-	(106)	-	-	(106)
Comprehensive income	-	-	-	-	-	-	10,868
Balances, December 31, 2004	-	9,728	133,350	717	(926)	3,246	146,115
Distributions - Common Stock							
($1.32 per share)	-	-	-	-	-	(12,990)	(12,990)
Exercise of options	-	11	109	-	-	-	120
Shares issued through dividend reinvestment plan	-	31	569	-	-	-	600
Issuance of restricted stock	-	-	617	-	(617)	-	-
Compensation expense -							
restricted stock	-	-	-	-	293	-	293
Net income	-	-	-	-	-	21,280	21,280
Other comprehensive income -							
net unrealized gain on available-							
for-sale securities	-	-	-	101	-	-	101
Comprehensive income	-	-	-	-	-	-	21,381
Balances, December 31, 2005	-	9,770	134,645	818	(1,250)	11,536	155,519
Reclassification - upon the adoption of FASB No. 123(R)	-	-	(1,250)	-	1,250	-	-
Distributions - Common Stock							
($1.35 per share)	-	-	-	-	-	(13,420)	(13,420)
Exercise of options	-	9	101	-	-	-	110
Shares issued through dividend reinvestment plan	-	44	815	-	-	-	859
Compensation expense -							
restricted stock	-	-	515	-	-	-	515
Net income	-	-	-	-	-	36,425	36,425
Other comprehensive income -							
net unrealized gain on available-							
for-sale securities	-	-	-	117	-	-	117
Comprehensive income	-	-	-	-	-	-	36,542
Balances, December 31, 2006	$ -	$ 9,823	$134,826	$ 935	$ -	$ 34,541	$180,125

SEE ACCOMPANYING NOTES

Consolidated Statements of Cash Flows

(AMOUNTS IN THOUSANDS)

	Year Ended December 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income	$ 36,425	$ 21,280	$ 10,974
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sale of real estate, air rights and other	(4,181)	(12,152)	(75)
Increase in rental income from straight-lining of rent	(1,763)	(1,311)	(1,037)
(Increase) decrease in rental income from amortization of intangibles relating to leases	(187)	29	43
Provision for valuation adjustment	-	469	366
Amortization of restricted stock expense	515	293	220
Gain on dispositions of real estate related to unconsolidated joint ventures	(26,908)	-	-
Equity in loss (earnings) of unconsolidated joint ventures	3,276	(2,102)	(2,869)
Distributions of earnings from unconsolidated joint ventures	24,165	3,108	2,775
Depreciation and amortization	7,091	5,905	4,758
Amortization of financing costs	600	758	503
Changes in assets and liabilities:			
Increase in escrow, deposits and other receivables	(945)	(1,640)	(848)
Increase in accrued expenses and other liabilities	839	132	891
Net cash provided by operating activities	38,927	14,769	15,701
Cash flows from investing activities:			
Purchase of real estate and improvements	(79,636)	(59,427)	(49,734)
Net proceeds from sale of real estate, air rights and other	16,228	34,114	1,302
Investment in unconsolidated joint ventures	(1,553)	(282)	(13,149)
Distributions of return of capital from unconsolidated joint ventures	21,264	9,084	662
Net proceeds from sale of available-for-sale securities	348	5	4
Purchase of available-for-sale securities	(1,364)	-	-
Net cash used in investing activities	(44,713)	(16,506)	(60,915)
Cash flows from financing activities:			
(Repayments) proceeds from bank line of credit, net	-	(7,600)	7,600
Proceeds from mortgages payable	37,564	64,706	12,150
Payment of financing costs	(916)	(1,172)	(949)
Repayment of mortgages payable	(4,070)	(21,253)	(2,368)
Increase in restricted cash	(7,409)	-	-
Cash distributions - Common stock	(13,088)	(12,966)	(13,023)
Exercise of stock options	110	120	592
Issuance of shares through dividend reinvestment plan	859	600	1,319
Net cash provided by financing activities	13,050	22,435	5,321
Net increase (decrease) in cash and cash equivalents	7,264	20,698	(39,893)
Cash and cash equivalents at beginning of year	26,749	6,051	45,944
Cash and cash equivalents at end of year	$ 34,013	$ 26,749	$ 6,051
Supplemental disclosures of cash flow information:			
Cash paid during the year for interest expense	$ 12,576	$ 10,150	$ 8,347
Cash paid during the year for income taxes	16	15	18
Supplemental schedule of non-cash investing and financing activities:			
Assumption of mortgages payable in connection with purchase of real estate	$ 26,957	$ -	$ 9,854
Purchase accounting allocations	(3,346)	1,655	1,105
Reclassification of 2005 deposit in connection with purchase of real estate	2,525	-	-
Additions to real estate included in other liabilities	-	-	(1,413)

SEE ACCOMPANYING NOTES



Notes to Consolidated Financial Statements

DECEMBER 31, 2006

NOTE 1 – ORGANIZATION AND BACKGROUND

One Liberty Properties, Inc. (the "Company") was incorporated in 1982 in the state of Maryland. The Company is a self-administered and self-managed real estate investment trust ("REIT"). The Company acquires, owns and manages a geographically diversified portfolio of retail, including retail furniture stores, industrial, office, health and fitness and other properties, a substantial portion of which are under long-term net leases. As of December 31, 2006, the Company owned sixty-five properties, held a 50% tenancy in common interest in one property and participated in seven joint ventures that owned a total of six properties, including two vacant properties that were held for sale. The seventy-two properties are located in twenty-eight states.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of One Liberty Properties, Inc. and its wholly-owned subsidiaries. One Liberty Properties, Inc. and its subsidiaries are hereinafter referred to as the Company. Material intercompany items and transactions have been eliminated.

INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company (1) is primarily the managing member but does not exercise substantial operating control over these entities pursuant to EITF 04-05, and (2) such entities are not variable-interest entities pursuant to FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities". These investments are recorded initially at cost, as investments in unconsolidated joint ventures, and subsequently adjusted for equity in earnings and cash contributions and distributions. Any difference between the carrying amount of these investments on the balance sheet of the Company and the underlying equity in net assets is amortized as an adjustment to equity in earnings of unconsolidated joint ventures over 40 years. See Note 4. None of the joint venture debt is recourse to the Company.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Management believes that the estimates and assumptions that are most important to the portrayal of the Company's financial condition and results of operations, in that they require management's most difficult, subjective or complex judgments, form the basis of the accounting policies deemed to be most significant to the Company. These significant accounting policies relate to revenues and the value of the Company's real estate portfolio. Management believes its estimates and assumptions related to these significant accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on the Company's future financial condition or results of operations.

REVENUE RECOGNITION

Rental income includes the base rent that each tenant is required to pay in accordance with the terms of their respective leases reported on a straight-line basis over the initial term of the lease. Some of the leases provide for additional contingent rental revenue in the form of percentage rents and increases based on the consumer price index. The percentage rents are based upon the level of sales achieved by the lessee and are recorded once the required sales levels are reached.

Gains or losses on disposition of properties are recorded when the criteria for recognizing such gains or losses under generally accepted accounting principles have been met.

PURCHASE ACCOUNTING FOR ACQUISITION OF REAL ESTATE

In accordance with Statement of Financial Accounting Standards No. 141, or SFAS 141, "Business Combinations," the Company allocates the purchase price of real estate to land and building and intangibles, such as the value of above, below and at-market leases and origination costs associated with in-place leases. The Company depreciates the amount allocated to building and intangible assets or liabilities over their estimated useful lives, which generally range from two to forty years. The values of the above and below market leases are amortized and recorded as either an increase (in the case of below market leases) or a decrease (in the case of above market leases) to rental income over the remaining term of the associated lease. The tenant improvements and origination costs are amortized as an expense over the remaining life of the lease. The Company assesses fair value of the leases based on estimated cash flow projections that utilize appropriate discount rates and available market information. With respect to the Company's acquisition of a property in December 2006, the fair value of its in-place lease and other intangibles have been allocated on a preliminary basis and is subject to change.

As a result of its evaluation under SFAS 141 of the acquisitions made, the Company recorded additional deferred intangible lease assets of $2,210,000 and $1,732,000, representing the value of the acquired above market leases and assumed lease origination costs for the years ended December 31, 2006 and 2005, respectively. The Company also recorded additional deferred intangible lease liabilities of $5,556,000 and $77,000, representing the value of the acquired below market leases for the years ended December 31, 2006 and 2005, respectively. The Company recognized a net increase in rental revenue of $187,000 for the amortization of the above/below market leases for the year ended 2006 and recognized a net reduction in rental revenue of $29,000 for the amortization of the above/below market leases for the year ended 2005. The Company recognized amortization expense of $233,000 and $150,000 relating to lease origination costs, resulting from the reallocation of the purchase price of the acquired properties for the years ended 2006 and 2005, respectively. At December 31, 2006 and 2005, accumulated amortization of intangible lease assets was $758,000 and $385,000, respectively. At December 31, 2006 and 2005, accumulated amortization of intangible lease liabilities was $448,000 and $119,000, respectively.

The unamortized balance of intangible lease assets at December 31, 2006 will be deducted from future operations through 2025 as follows:

2007	$ 460,000
2008	454,000
2009	441,000
2010	441,000
2011	441,000
Thereafter	3,016,000
	$5,253,000

The unamortized balance of intangible lease liabilities at December 31, 2006 will be added to future operations through 2022 as follows:

2007	$ 438,000
2008	404,000
2009	404,000
2010	404,000
2011	404,000
Thereafter	3,957,000
	$6,011,000

CASH AND CASH EQUIVALENTS

Cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

RESTRICTED CASH

Restricted cash consists of a cash deposit as required by a certain loan payable for collateral. (See Note 5.)

ESCROW, DEPOSITS AND OTHER RECEIVABLES

Includes $815,000 and $883,000 at December 31, 2006 and 2005, respectively, of restricted cash relating to real estate taxes, insurance and other escrows.

DEPRECIATION AND AMORTIZATION

Depreciation of buildings and improvements is computed on the straight-line method over an estimated useful life of 40 years for commercial properties and 27 1/2 years for its residential property. Depreciation ceases when a property is deemed "held for sale". Leasehold interest is amortized over the initial lease term of the leasehold position. Depreciation expense, including amortization of the leasehold position, amounted to $6,762,000, $5,282,000 and $3,868,000 for the three years ended December 31, 2006, 2005 and 2004, respectively.

LEASEHOLD RENT

Ground lease payments on a leasehold position are computed on the straight line method.

DEFERRED FINANCING COSTS

Mortgage and credit line costs are deferred and amortized on a straight-line basis over the terms of the respective debt obligations, which approximates the effective interest method. At December 31, 2006 and 2005, accumulated amortization of such costs was $1,939,000 and $1,367,000, respectively.

FEDERAL INCOME TAXES

The Company has qualified as a real estate investment trust under the applicable provisions of the Internal Revenue Code. Under these provisions, the Company will not be subject to federal income taxes on amounts distributed to stockholders providing it distributes substantially all of its taxable income and meets certain other conditions.

Distributions made during 2006 and 2005 included approximately 0% and 18%, respectively, to be treated by the stockholders as return of capital and 67% and 5%, respectively, as capital gain distributions, with the balance to be treated as ordinary income.



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

INVESTMENT IN EQUITY SECURITIES

The Company determines the appropriate classification of equity securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At December 31, 2006, all marketable securities have been classified as available-for-sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are recorded as accumulated other comprehensive income in the stockholders' equity section.

The Company's investment in 30,048 common shares of BRT Realty Trust ("BRT"), a related party of the Company, (accounting for less than 1% of the total voting power of BRT), purchased at a cost of $97,000, has a fair market value at December 31, 2006 of $831,000. At December 31, 2006, the total cumulative unrealized gain of $935,000 on all investments in equity securities is reported as accumulated other comprehensive income in the stockholders' equity section.

Realized gains and losses are determined using the average cost method and is included in "Interest and other income" on the income statement. During 2006, 2005 and 2004, sales proceeds and gross realized gains and losses on securities classified as available-for-sale were:

	2006	2005	2004
Sales proceeds	$ 348,000	$ 5,000	$ 4,000
Gross realized losses	$ 3,000	$ 1,000	$ -
Gross realized gains	$ 111,000	$ -	$ 2,000

FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

CASH AND CASH EQUIVALENTS: The carrying amounts reported in the balance sheet for these instruments approximate their fair values.

RESTRICTED CASH: The carrying amount reported in the balance sheet for this instrument approximates its fair value.

INVESTMENT IN EQUITY SECURITIES: Since these investments are considered "available-for-sale", they are reported in the balance sheet based upon quoted market prices.

MORTGAGES AND LOAN PAYABLE: At December 31, 2006, the estimated fair value of the Company's mortgages and loan payable exceeded their carrying value by approximately $1,880,000, assuming a market interest rate of 6.25%.

Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

CONCENTRATION OF CREDIT RISK

The Company maintains accounts at various financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

While the Company's properties are located in twenty-eight states, 17.9%, 17.6% and 22.8% of the Company's rental revenues were attributable to properties located in Texas and 17.2%, 20.2% and 25.6% of the Company's rental revenues were attributable to properties located in New York for the years ended December 31, 2006, 2005 and 2004, respectively. No other state contributed over 10% to the Company's rental revenues.

On April 7, 2006, the Company acquired eleven retail furniture stores, located in six states, net leased to a single tenant pursuant to a master lease. The basic term of the net lease expires August 14, 2022, with several renewal options. For the year ended December 31, 2006, these properties generated rental revenues of $3,559,000, or 10.7% of the Company's total revenues. No tenant contributed over 10% of the Company's rental revenues for the years ended December 31, 2005 and 2004.

EARNINGS PER COMMON SHARE

Basic earnings per share was determined by dividing net income applicable to common stockholders for each year by the weighted average number of shares of Common Stock outstanding during each year.

Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts exercisable for or convertible into Common Stock were exercised or converted or resulted in the issuance of Common Stock that then shared in the earnings of the Company. Diluted earnings per share was determined by dividing net income applicable to common stockholders for each year by the total of the weighted average number of shares of Common Stock outstanding plus the dilutive effect of the Company's outstanding options (2,315, 4,738 and 16,288 shares for the years ended 2006, 2005 and 2004, respectively) using the treasury stock method.

ACCOUNTING FOR LONG-LIVED ASSETS AND IMPAIRMENT OF REAL ESTATE OWNED

The Company reviews each real estate asset owned for which indicators of impairment are present to determine whether the carrying amount of the asset will be recovered. Recognition of impairment is required if the aggregate future undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Measurement is based upon the fair market value of the asset determined by applying the appropriate capitalization rate in the area in which the property is located, and applying such capitalization rate to the net operating income derived from that asset. Real estate assets that are expected to be disposed of are valued at the lower of carrying amount or fair value less costs to sell on an individual asset basis.

During the year ended December 31, 2004, the Company determined that the estimated fair value of a retail property, where the tenant filed for bankruptcy protection and vacated the premises, was lower than its carrying value and recorded a $366,000 provision for the difference. At June 30, 2005, the Company wrote down the asset by an additional $469,000 based on an updated evaluation of market conditions in the geographic area in which the property is located. The provisions were recorded as direct write-downs of the investment on the balance sheet and depreciation was calculated using the new basis. The Company sold this property in December 2005 and recognized a loss of $9,000.

During the year ended December 31, 2005, one of the Company's joint ventures determined that the fair value of one of the five properties owned by it was lower than its carrying value and recorded a provision for valuation adjustment of $2,562,000, of which the Company's share was $1,281,000. During the year ended December 31, 2006, the joint venture wrote down the property by an additional $600,000 based on an updated evaluation of market conditions in the geographic area in which the property is located, of which the Company's share was $300,000. The provisions were recorded as direct write downs on the balance sheet of the joint venture.

During the year ended December 31, 2006, another of the Company's joint ventures determined that the fair value of a vacant property owned by it was lower than its carrying value and recorded a provision for valuation adjustment of $960,000, of which the Company's share was $480,000. The provision was based on an evaluation of market conditions in the area in which the property is located. The provision was recorded as a direct write down on the balance sheet of the joint venture.

In accordance with FIN 47, "Accounting for Conditional Asset Retirement Obligations", the Company records a conditional asset retirement obligation ("CARO") if the liability can be reasonable estimated. A CARO is an obligation that is settled at the time the asset is retired or disposed of and for which the timing and/or method of settlement are conditional on future events. The Company currently does not have any known conditions that would require remediation.

SEGMENT REPORTING

Virtually all of the Company's real estate assets are comprised of real estate owned that is net leased to tenants on a long-term basis. Therefore, the Company operates predominantly in one industry segment.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46, "*Consolidation of Variable Interest Entities,*" which explains how to identify variable interest entities ("VIE") and how to assess whether to consolidate such entities. In December 2003, a revision was issued (46R) to clarify some of the original provisions. Management has reviewed its unconsolidated joint ventures and determined that none represent variable interest entities which would require consolidation by the Company pursuant to the interpretation.

SHARE BASED COMPENSATION

The Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123R, "Share-Based Payments," effective January 1, 2006. SFAS No. 123R established financial accounting and reporting standards for stock-based employee compensation plans, including all arrangements by which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. The statement also defined a fair value based method of accounting for an employee stock option or similar equity instrument whereby the fair-value is recorded based on the market value of the common stock on the grant date and is amortized to general and administrative expense over the respective vesting periods.

NEW ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"). This interpretation, among other things, creates a two step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more-likely-than-not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more-likely-than-not will be real-



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

ized upon settlement. Derecognition of a tax position that was previously recognized would occur when a company subsequently determines that a tax position no longer meets the more-likely-than-not threshold of being sustained. FIN 48 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions, and it has expanded disclosure requirements. FIN 48 is effective for fiscal years beginning after December 15, 2006, in which the impact of adoption should be accounted for as a cumulative-effect adjustment to the beginning balance of retained earnings. The Company is evaluating FIN 48 and has not yet determined the impact the adoption will have on the consolidated financial statements, but it is not expected to be significant.

In September 2006, the FASB issued Statement No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No.157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007. The Company is evaluating SFAS No. 157 and has not yet determined the impact the adoption will have on the consolidated financial statements, but it is not expected to be significant.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 ("SAB 108"), which became effective for the fiscal year ended December 31, 2006. SAB 108 provides guidance on the consideration of the effects of prior period misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 provides for the quantification of the impact of correcting all misstatements, including both the carryover and reversing effects of prior year misstatements, on the current year financial statements. If a misstatement is material to the current year financial statements, the prior year financial statements should also be corrected, even though such revision was, and continues to be, immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction should be made in the current period filings. The adoption of SAB No. 108 did not have a material effect on the consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS No. 159") SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. The Standard's objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. The FASB believes that SFAS No. 159 helps to mitigate this type of accounting-induced volatility by enabling companies to report related assets and liabilities at fair value, which would likely reduce the need for companies to comply with detailed rules for hedge accounting. SFAS No. 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. Early adoption is permitted as of the beginning of the previous fiscal year provided that the entity makes that choice in the first 120 days of that fiscal year and also elects to apply the provisions of SFAS No. 157. The Company is evaluating SFAS No. 159 and has not yet determined the impact the adoption will have on the consolidated financial statements, but it is not expected to be significant.

RECLASSIFICATION

Certain amounts reported in previous financial statements have been reclassified in the accompanying financial statements to conform to the current year's presentation primarily to present discontinued operations for the sale of a property in 2006.

NOTE 3 – REAL ESTATE INVESTMENTS AND MINIMUM FUTURE RENTALS

During the year ended December 31, 2006, the Company purchased twenty-two single tenant properties in eleven states for a total consideration of $111,872,000.

The rental properties owned at December 31, 2006 are leased under noncancellable operating leases to corporate tenants with current expirations ranging from 2007 to 2038, with certain tenant renewal rights. Virtually all of the lease agreements are net lease arrangements which require the tenant to pay not only rent but all the expenses of the leased property including maintenance, taxes, utilities and insurance. Certain lease agreements provide for periodic rental increases and others provide for increases based on the consumer price index.

The minimum future rentals to be received over the next five years and thereafter on the operating leases in effect at December 31, 2006 are as follows:

Year Ending December 31,	(In Thousands)
2007	$ 36,092
2008	35,944
2009	34,951
2010	35,239
2011	34,065
Thereafter	260,525
Total	$ 436,816

Included in the minimum future rentals are rentals from a property owned in fee (ground lease) by an unrelated third party. The Company pays annual fixed leasehold rent of $237,500 through July 2009 with 25% increases every five years through March 3, 2020 and has a right to extend the lease for up to five 5-year and one seven month renewal options.

At December 31, 2006, the Company has recorded an unbilled rent receivable aggregating $8,218,000, representing rent reported on a straight-line basis in excess of rental payments required under the initial term of the respective leases. This amount is to be billed and received pursuant to the lease terms during the next nineteen years. The minimum future rentals presented above include amounts applicable to the repayment of these unbilled rent receivables.

SALES OF AIR RIGHTS, OTHER AND REAL ESTATE

During July 2006, the Company sold excess acreage to an unrelated third party for a sales price of $975,000 and realized a gain of $185,000.

During February 2006, the Company sold an option it owned to buy an interest in certain property adjacent to one of the Company's properties and realized a gain of $228,000.

In June 2005, the Company sold the unused development or "air" rights relating to a property located in Brooklyn, New York for a sales price of approximately $11,000,000, which resulted in a gain after closing costs of $10,248,000 for financial statement purposes. This gain has been deferred for federal tax purposes in accordance with Section 1031 of the Internal Revenue Code of 1986, as amended. (See Note 8 for the related party fee paid as a result of this sale).

In August 2004, the Company realized a gain of $60,000 resulting from its grant of an underground easement to a power company at one of its properties. In July 2004, the Company sold a retail property, which had been vacant since February 2003, for a sales price of $1,340,000 and realized a gain of $13,000. The net operating loss for the property was $74,000 for the year ended December 31, 2004.

UNAUDITED PRO FORMA INFORMATION

On April 7, 2006, the Company acquired eleven retail furniture stores, located in six states, leased to a single tenant pursuant to a master lease. The properties were acquired for a purchase price, before closing costs, of approximately $51,200,000, with approximately $22,250,000 paid in cash, $2,000,000 borrowed under the Company's line of credit and the remainder through the assumption of a mortgage of approximately $26,957,000. The basic term of the net lease expires August 14, 2022, with several renewal options. As a result of its evaluation of this acquisition under SFAS 141 and 142, the Company recorded a deferred asset of $843,000, representing assumed lease origination costs and it also recorded a deferred liability of $5,112,000 representing the net value of the acquired below market lease. These deferred amounts will be written off over the initial lease term and the Company will recognize additional rental income from the amortization of the deferred liability and additional amortization expense relating to the amortization of the deferred lease origination costs.

On December 20, 2006, the Company acquired an industrial property located in Baltimore, Maryland, leased to a single tenant. The property was acquired for a purchase price of approximately $32,200,000, with approximately $9,200,000 paid in cash and the remainder through a mortgage of approximately $23,000,000. The basic term of the net lease expires March 2022, with several renewal options. As a result of its preliminary evaluation under SFAS 141 and 142 of this acquisition, the Company recorded a deferred asset of $461,000, representing assumed lease origination costs and it also recorded a deferred liability of $110,000 representing the net value of the acquired below market lease. These deferred amounts will be written off over the initial lease term and the Company will recognize additional rental income from the amortization of the deferred liability and additional amortization expense relating to the amortization of the deferred lease origination costs. Payments to be received under an agreement entered into with the seller of the property, since the property was not producing adequate rent at the time of the acquisition, will be recorded as a reduction to building and improvements rather than rental income in accordance with Emerging Issues Task Force ("EITF") Issue 85-27, "Recognition of Receipts from Made-Up Rental Shortfalls".

The following table summarizes, on an unaudited pro forma basis, the combined results of continuing operations of the Company for the years ended December 31, 2006 and 2005 as though the acquisitions of these properties in 2006 were completed on January 1, 2005. The information does not purport to be indicative of what the operating results of



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

the Company would have been had the acquisitions been consummated on January 1, 2005. Results of operations acquired are included in the consolidated statements of income from the date of acquisition. (Amounts in thousands, except per share data.)

	2006	2005
Pro forma revenues	$ 35,888	$ 33,724
Pro forma income from continuing operations	31,298	20,020
Pro forma common shares:		
Basic	9,931	9,838
Diluted	9,934	9,843
Pro forma income from continuing operations		
Basic	$ 3.15	$ 2.04
Diluted	$ 3.15	$ 2.03

NOTE 4 – INVESTMENT IN UNCONSOLIDATED JOINT VENTURES

The Company is a member in seven unconsolidated joint ventures which own and operate six properties as of December 31, 2006. Summaries of the two most significant joint ventures in which the Company was designated the managing member are below.

At December 31, 2006, the Company owns a 50% equity interest in two joint ventures with MTC Investors LLC ("MTC"), an unrelated entity. Approval of both members of these two joint ventures is needed for all material decisions including property acquisitions, financing and transfer of interest. During the year ended December 31, 2006, the first joint venture (Joint Venture #1) sold five megaplex stadium-style movie theaters and the second joint venture (Joint Venture #2) sold one partial stadium-style movie theater located in Brooklyn, NY and three megaplex stadium-style movie theaters. The remaining real estate asset, owned by Joint Venture #2, is a vacant parcel of land located in Monroe, NY, that was sold on March 14, 2007.

The following tables present condensed financial statements for the two movie theater joint ventures at December 31, 2006 and for the year then ended. All such operations were discontinued as a result of property sales during 2006 and the remaining asset is considered held for sale. (Amounts in thousands):

Condensed Balance Sheets	Joint Venture #1	Joint Venture #2
Cash and cash equivalents	$ 77	$ 354
Property held for sale	-	40(A)
Other assets, including investment in Access Integrated Technologies, Inc. Class A common stock	-	429(B)
Total assets	$ 77	$ 823
Other liabilities	$ 90	$ 228
Equity	(13)	595
Total liabilities and equity	$ 77	$ 823
Company's equity investment	$ (7)	$ 291

Condensed Statements of Operations	Joint Venture #1	Joint Venture #2
Rental income	$ 5,572	$ 3,596
Depreciation and amortization	481	337
Operating expenses(C)	388	124
Provision for valuation adjustment of real estate	-	600(A)
Total operating expenses	869	1,061
Operating income	4,703	2,535
Other income and expenses:		
Interest income	-	9
Interest:		
Expense	(1,866)	(1,448)
Mortgage prepayment premium and fees(D)	(4,942)	(5,596)
Amortization of deferred financing costs	(52)	(24)
Gain on sale of properties(D)	35,167	20,498
Gain on sale of AIXD stock	-	166(B)
Net income attributable to members	$ 33,010	$ 16,140
Company's share of net income	$ 16,505	$ 8,070
Amount recorded in income statement:		
From operations	$ (1,099)	$ (2,179)
From gain on sale of properties	16,659(E)	10,249
	$ 15,560	$ 8,070
Distributions received by the Company:		
From operations	$ 15,560	$ 8,106
From capital	$ 12,724	$ 7,236

(A) The remaining real estate is a vacant parcel of land located in Monroe, NY, that was sold on March 14, 2007 for a consideration of approximately $1,250. This property has a nominal book value after provisions for valuation adjustment of $600 and $2,562 taken as direct write downs on the balance sheet during the years ended December 31, 2006 and 2005, respectively.

(B) The joint venture owned 40,000 restricted shares of Class A common stock of Access Integrated Technologies, Inc. (NASDAQ:AIXD), the parent company of a former tenant of the joint venture. In April 2006, the joint venture sold 20,000 shares of the AIXD stock and realized a gain on sale of $166. The closing price per share of AIXD at December 31, 2006 was $8.72.

(C) Includes management fees of $52 and $33, respectively, paid to Majestic Property Management Corp. ("Majestic"), a company wholly owned by the Chairman of the Board of Directors and Chief Executive Officer and in which certain executive officers of the Company are officers and from which such officers receive compensation. The management fee is equal to 1% of rent paid by the tenants. In addition, Majestic was paid a fee of $8 for supervision of improvements to a property.

(D) On October 5, 2006, the joint ventures sold eight of their movie theater properties to a single unrelated purchaser for an aggregate sales price of $136,658 and realized a gain, for book purposes, after expenses, fees and brokerage commissions, of $49,077. The joint ventures paid a prepayment premium of $9,707 on the outstanding mortgage loans secured by the properties which were sold. In connection with this sale, a brokerage commission totaling $1,277 was paid to Majestic. In addition, the joint ventures paid an aggregate bonus of $90 to two other officers of the Company (neither of whom are officers of Majestic) for their efforts in connection with this sale.

On September 13, 2006, Joint Venture #2 sold a movie theater property located in Brooklyn, New York to an unrelated party for a consideration of $16,000 and realized a gain of $6,588. The joint venture paid a premium of $831 in connection with the prepayment of the mortgage loan secured by this property.

(E) The difference between the carrying amount of the Company's investment in the joint venture and the underlying equity in net assets was a premium amortized as an adjustment to equity in earnings of unconsolidated joint ventures over 40 years. The unamortized premium balance was approximately $924 at October 5, 2006 when the real estate assets of the joint venture were sold and thus, such balance was offset against gain on disposition of real estate related to unconsolidated ventures.

The following tables present condensed financial statements for the two movie theater joint ventures at December 31, 2005 and for the year then ended. All such operations were discontinued as a result of property sales during 2006 and the remaining asset is considered held for sale. (Amounts in thousands):

Condensed Balance Sheets	**Joint Venture #1**	**Joint Venture #2**
Cash and cash equivalents	$ 368	$ 927
Real estate investments, net	53,384	37,989
Property held for sale	-	640(A)
Deferred financing costs	458	419
Unbilled rent receivable	1,390	1,136
Other assets, primarily investment in Access Integrated Technologies, Inc. Class A common stock	3	432(B)
Total assets	$ 55,603	$ 41,543
Mortgage loans payable	$ 31,720	$ 25,514
Other liabilities	337	559
Equity	23,546	15,470
Total liabilities and equity	$ 55,603	$ 41,543
Company's equity investment	$ 12,706(C)	$ 7,632

Condensed Statements of Operations	**Joint Venture #1**	**Joint Venture #2**
Rental income	$ 7,351	$ 5,415
Depreciation and amortization	1,154	810
Operating expenses(D)	301	130
Total operating expenses	1,455	940
Operating income	5,896	4,475
Other income and expenses:		
Interest and other income	3	-
Interest:		
Expense	(2,515)	(1,989)
Amortization of deferred financing costs	(70)	(32)
Income from continuing operations	3,314	2,454
Loss from discontinued operations	-	(2,583)(A)
Net income (loss) attributable to members	$ 3,314	$ (129)
Company's share of net income (loss)	$ 1,657	$ (65)
Amount recorded in income statement	$ 1,637(C)	$ (65)
Distributions received by the Company:		
From operations	$ 1,645	$ 840
From capital	$ 39	$ 235

(A) During the year ended December 31, 2005, the joint venture determined that the fair value of one of the five properties owned by it, where the joint venture was funding the construction of a six screen movie theater, located in Monroe, NY, pursuant to the lease entered into with the former tenant, was lower than its carrying value. The lease with the former tenant was terminated by mutual agreement in September 2004 and construction was suspended. The joint venture was seeking alternative uses for this property and also offered this property for sale. Included in loss from discontinued operations is a provision for valuation adjustment of $2,562 which is based on a third party appraisal which values the land only and a report by an independent engineering firm which estimates the value of the construction completed to date, against which management has taken a significant discount. The provision was recorded as a direct write down on the balance sheet.

(B) During February 2005, the tenant/operator of one of the joint venture's movie theaters, located in Brooklyn, NY, who had the same principal as the tenant described in (A) above, sold its business to an independent third party. In consideration of the joint venture's consent to the lease assignment and a lease amendment and its waiver of the requirement for a security deposit under the amended lease, the joint venture received 40,000 restricted shares of Class A common stock of Access Integrated Technologies, Inc., the new tenant's parent company (NASDAQ:AIXD). The closing price per share on the date of the transaction for these shares was $4.40 and at December 31, 2005 was $10.38. These shares have certain restrictions regarding the disposition thereof.

(C) The difference between the carrying amount of the Company's investment in the joint venture and the underlying equity in net assets is a premium amortized as an adjustment to equity in earnings of unconsolidated joint ventures over 40 years.

(D) Includes management fees of $68 and $51, respectively, paid to Majestic. The management fee is equal to 1% of rent paid by the tenants.

The remaining five unconsolidated joint ventures each own one property. At December 31, 2006 and 2005, the Company's equity investment in these five joint ventures totaled $6,730,000 and $6,997,000, respectively.



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

The December 31, 2006 balance is net of distributions, including distributions received in 2006 of $1,823,000 received from these five joint ventures, including a $1,061,000 distribution of financing proceeds the Company received from one of its joint ventures. These five unconsolidated joint ventures contributed $2,000 and $530,000 in equity earnings for the years ended December 31, 2006 and 2005, respectively. The $2,000 equity in earnings for the year ended December 31, 2006 is net of a $960,000 provision for valuation adjustment, of which the Company's share is $480,000, recorded by the joint venture against its vacant property. The joint venture had determined that the fair value of this vacant property was lower than its carrying value based on an evaluation of market conditions in the area in which the property is located.

Mortgage brokerage fees relating to financings of two joint venture properties in 2005 aggregating $156,000, were paid by the two ventures to Majestic. These fees were deferred and are being amortized over the life of the respective mortgages. In addition, one of these joint ventures paid Majestic $12,000 in management fees for each of the years ended December 31, 2006 and 2005.

NOTE 5 – DEBT OBLIGATIONS

MORTGAGES PAYABLE

At December 31, 2006, there are thirty-six outstanding mortgages payable, all of which are secured by first liens on individual real estate investments with an aggregate carrying value before accumulated depreciation, as adjusted for intangibles, of $351,811,000. The mortgages bear interest at rates ranging from 5.13% to 8.8%, and mature between 2007 and 2037. The weighted average interest rate was 6.4% for the years ended December 31, 2006 and 2005.

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	(In Thousands)
2007	$ 4,573
2008	12,788
2009	9,834
2010	22,090
2011	8,353
Thereafter	163,638
Total	$ 221,276

LOAN PAYABLE

At December 31, 2006, there is one outstanding loan payable with a balance of $6,647,000, which is collateralized by cash held in escrow and shown on the balance sheet as restricted cash. The loan bears interest at a rate of 6.25% and matures December 1, 2018. The loan was originally a mortgage collateralized by a movie theater property the Company owned in California. During 2006, the property was sold and cash was substituted for collateral at 110% of the principal balance at the date of sale. The mortgagee will place the loan on a suitable replacement property for a 2% fee on the then principal balance. The Company still retains the right to prepay the loan and pay the normal prepayment penalty but has determined not to do so at this time.

Scheduled principal repayments during the next five years and thereafter are as follows:

Year Ending December 31,	(In Thousands)
2007	$ 144
2008	154
2009	164
2010	174
2011	185
Thereafter	5,826
Total	$ 6,647

LINE OF CREDIT

The Company has a $62,500,000 revolving credit facility ("Facility") with VNB New York Corp. (formerly Valley National Bank), Bank Leumi USA, Israel Discount Bank of New York and Manufacturers and Traders Trust Company. The Facility matures on March 31, 2007 and provides that the Company pay interest at the lower of LIBOR plus 2.5% or at the bank's prime rate on funds borrowed and an unused facility fee of 1/4%. The Company paid $636,000 in fees and closing costs relating to the Facility increase which are being amortized over the term of the Facility.

The Company is in the process of amending its existing revolving credit facility which will extend its maturity date from March 31, 2007 to March 31, 2010 and reduce the interest rate to the lower of LIBOR plus 2.15% or at the bank's prime rate on funds borrowed. In connection with the amendment, the Company will pay a commitment fee and other expenses totaling approximately $650,000, and substantially all material covenants will remain the same.

The Facility is guaranteed by all of the Company's subsidiaries which own unencumbered properties and the shares of stock of all other subsidiaries are pledged as collateral. The Company has agreed that it and its affiliates (including entities that are participants in a Shared Services Agreement – see Note 8) will maintain on deposit with the banks at least 10% of the average outstanding annual principal balance under the Facility. If minimum balances are not maintained by the Company and its affiliates, a deficiency fee will be charged to the Company.

The Facility is available to finance the acquisition or financing of interests in commercial real estate. The Company is required to comply with certain covenants. Net proceeds received from the sale or refinance of properties are required to be used to repay amounts outstanding under the Facility if proceeds from the Facility were used to purchase the property.

NOTE 6 – PREFERRED STOCK

At the Company's Annual Meeting of Stockholders held on June 14, 2005, the stockholders approved an Amendment to the Company's Restated Articles of Incorporation to increase the aggregate number of shares of authorized capital stock by authorizing the issuance of 12,500,000 shares of preferred stock, par value $1.00 per share. To date, none have been issued.

NOTE 7 – PUBLIC OFFERING

A shelf registration statement, which was declared effective by the U.S. Securities and Exchange Commission on October 2, 2003, allows the Company to sell common stock from time to time in one or more public offerings (at prices and terms to be determined at the time of the offering) up to an aggregate public offering price of $200,000,000. Approximately $132,000,000 remains available for issuance under the shelf registration statement.

NOTE 8 – RELATED PARTY TRANSACTIONS

At December 31, 2006 and 2005, Gould Investors L.P. ("Gould"), a related party, owned 830,911 and 818,679 shares of the common stock of the Company or approximately 8% of the equity interest. During 2006, Gould purchased 12,232 shares of the Company through the Company's dividend reinvestment plan.

The Company reimbursed Gould for allocated expenses and paid fees to companies wholly owned by the Chairman of the Board of Directors and Chief Executive Officer and in which certain executive officers of the Company are officers and from which such officers receive compensation ("Majestic Entities"). The Company's policy is to receive terms in transactions with affiliates that are at least as favorable to the Company as similar transactions the Company would enter into with unaffiliated persons. Such fees and costs paid directly by the Company are as follows:

	Years Ended December 31,		
	2006	**2005**	**2004**
Allocated expenses (A)	$1,317,000	$1,208,000	$ 980,000
Mortgage brokerage fees (B)	100,000	543,000	122,000
Sales commissions (C)	152,000	404,000	47,000
Management fees (D)	15,000	42,000	58,000
Supervisory fees (E)	41,000	37,000	26,000
Total fees	$1,625,000	$2,234,000	$1,233,000

The Company's unconsolidated joint ventures paid the following fees to Majestic Property Management Corp. ("Majestic"), one of the Majestic Entities. Such amounts represent 100% of the fees paid by the joint ventures, of which the Company's share is 50%:

	Years Ended December 31,		
	2006	**2005**	**2004**
Mortgage brokerage fees (F)	$ -	$ 156,000	$ -
Sales commissions (G)	1,277,000	-	-
Management fees (H)	97,000	131,000	108,000
Supervisory fees (I)	8,000	-	-
Total fees	$1,382,000	$ 287,000	$ 108,000

(A) The Company reimbursed Gould for allocated general and administrative expenses and payroll based on estimated time incurred by various employees pursuant to a Shared Services Agreement. At December 31, 2006 and 2005, $241,000 and $268,000 remain unpaid and is reflected in accrued expenses on the balance sheet. This does not include payments under a direct lease, effective July 2005, with a subsidiary of Gould, for approximately 1,200 square feet, expiring in 2011, at an annual rent of $40,000, increasing 3% per year.

(B) Fees paid to Majestic relating to mortgages placed on nine, eleven and three of the Company's properties for the years ended December 31, 2006, 2005 and 2004, respectively, for mortgages in the aggregate amounts of $12,900,000, $57,706,000 and $13,976,000. Except for two of the mortgages, where the fees were .5% and .8% of the principal balance, all fees were 1% of the principal balances of the mortgages. These fees were deferred and are being amortized over the life of the respective mortgages.

(C) Fees paid to Majestic Entities relating to the sales of one property, two properties and air rights, and one property for the years ended December 31, 2006, 2005 and 2004, respectively, for aggregate sales prices of $15,227,000, $30,524,000 and $1,340,000, respectively. Such fees were based on 1% of the sales price in 2006, 1% to 2% of the sales price in 2005 and 3.5% of the sales price in 2004.

(D) Fees paid to Majestic relating to management of one, two and two of the Company's properties for the years ended December 31, 2006, 2005 and 2004, respectively. Such fees were based on 2% to 4% of rent collections.

(E) Fees paid to Majestic for supervision of improvements to properties. Such fees are generally based on 8% of the cost of the improvements.

(F) Fees paid to Majestic relating to mortgages placed on two joint venture properties for mortgages in the aggregate amount of $17,500,000. These fees, ranging from .8% to 1% of the principal balance of the mortgages, were deferred and are being amortized over the life of the respective mortgages.

(G) Fee paid to Majestic relating to the sale by two of the Company's joint ventures of eight movie theater properties at approximately 1% of the aggregate sales price.

(H) Fees paid to Majestic for the management of ten joint venture properties at 1% of rent collections.

(I) Fee paid to Majestic for supervision of improvements to a property at 8% of the cost of the improvements.



2006 Acquisitions

RETAIL FACILITY



INDUSTRIAL BUILDING



RETAIL FACILITY



Not Part of the Notes to Consolidated Financial Statements





RETAIL FACILITY



Industry Allocation of Real Estate Investments (1)

(AS OF DECEMBER 2006)



(1) Real estate investments include cost of land, buildings and improvements less accumulated depreciation plus investment in unconsolidated joint ventures at equity.

Locations of Properties





Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

See Note 4 for further information regarding the Company's unconsolidated joint ventures.

NEW COMPENSATION AND SERVICES AGREEMENT

Effective as of January 1, 2007, the Company entered into a compensation and services agreement with Majestic Property Management Corp., a company wholly-owned by our Chairman and Chief Executive Officer and in which certain of the Company's executive officers are officers and from which they receive compensation. Under the terms of the agreement, Majestic assumed the Company's obligations to make payments to Gould (and other affiliated entities) under the shared services agreement and agreed to provide to the Company the services of all affiliated executive, administrative, legal, accounting and clerical personnel that the Company has heretofore utilized on a part-time (as needed) basis and for which the Company had paid, as a reimbursement, an allocated portion of the payroll expenses of such personnel in accordance with the shared services agreement. Since Majestic and its affiliates will arrange for such personnel for the Company, it will no longer incur any allocated payroll expenses. Under the terms of the agreement, Majestic (or its affiliates) will continue to provide to the Company certain property management services, property acquisition, sales and leasing services and mortgage brokerage services that it has provided to the Company in the past, and the Company will not incur any fees or expenses for such services except for the annual fees described below. As consideration for providing to the Company the services of such personnel and property management services (including construction supervisory services), property acquisition, sales and leasing counseling services and mortgage brokerage services, the Company will pay Majestic an annual fee of $2,125,000 in 2007, in equal monthly installments. Majestic will credit against the fee payments due to it under the agreement any management or other fees received by it from any joint venture in which the Company is a joint venture partner (exclusive of fees paid by the tenant in common on a property located in Los Angeles, California). In addition, the agreement calls for the Company to pay compensation to the Company's Chairman of $250,000 per annum, an increase from $50,000. The Company also agreed to make an additional payment to Majestic of $175,000 in 2007 for the Company's share of all direct office expenses, such as rent, telephone, postage, computer services, internet usage, etc., previously allocated to the Company under the shared services agreement. The annual payments the Company makes to Majestic will be negotiated each year by the Company and Majestic, and will be approved by the Company's Audit Committee and the Company's independent directors. The annual payments will be based upon the prior years' experience and a budget prepared by Majestic.

NOTE 9 – STOCK OPTIONS AND RESTRICTED STOCK

STOCK OPTIONS

On December 6, 1996, the directors of the Company adopted the 1996 Stock Option Plan (Incentive/Nonstatutory Stock Option Plan), which was approved by the Company's stockholders in June 1997. The options granted under the Plan were granted at per share amounts at least equal to their fair market value at the date of grant, were cumulatively exercisable at a rate of 25% per annum, commencing six months after the date of grant, and expired five years after the date of grant. A maximum of 225,000 shares of common stock of the Company were reserved for issuance to employees, officers, directors, consultants and advisors to the Company, of which none are available for grant at December 31, 2006.

Changes in the number of common shares under all option arrangements are summarized as follows:

	Years Ended December 31,		
	2006	2005	2004
Outstanding at beginning of period	9,000	19,500	68,688
Exercised	(9,000)	(10,500)	(49,188)
Outstanding at end of period	-	9,000	19,500
Exercisable at end of period	-	9,000	19,500
Option price per share outstanding	-	$ 12.19	$11.125-$12.19

Pro forma information regarding net income and earnings per share is required by FASB No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for the outstanding options was estimated at the date of the grant using a Black-Scholes option pricing model with the following weighted-average assumptions for these options which were granted in 2001: risk free interest rate of 4.06%, dividend yield of 10.07%, volatility factor of the expected market price of the Company's Common Stock based on historical results of .141; and expected life of 5 years.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded

options, and changes in the subjective input assumptions can materially affect the fair value estimate, management believes the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. The Company has elected not to present pro forma information for 2006, 2005 and 2004 because the impact on the reported net income and earnings per share is immaterial.

RESTRICTED STOCK

The Company's 2003 Stock Incentive Plan (the "Incentive Plan"), approved by the Company's stockholders in June 2003, provides for the granting of restricted shares. The maximum number of shares of the Company's common stock that may be issued pursuant to the Incentive Plan is 275,000. The restricted stock grants are valued at the fair value as of the date of the grant and specify vesting upon the fifth anniversary of the date of grant and under certain circumstances may vest earlier. For accounting purposes, the restricted stock is not included in the outstanding shares shown on the balance sheet until they vest. The value of such grants are initially deferred, and amortization of amounts deferred is being charged to operations over the respective vesting periods.

	2006	2005	2004
Restricted share grants	50,050	40,750	35,700
Average per share grant price	$ 20.66	$ 19.05	$ 19.58
Recorded as deferred compensation	$1,034,000	$ 776,000	$ 699,000
Total charge to operations	$ 515,000	$ 293,000	$ 220,000
Non-vested shares:			
Non-vested beginning of period	92,725	60,300	26,350
Grants	50,050	40,750	35,700
Vested during period	-	-	(1,750)
Forfeitures	(2,600)	(8,325)	-
Non-vested end of period	140,175	92,725	60,300

Through December 31, 2006, a total of approximately 142,000 shares were issued and approximately 133,000 shares remain available for grant pursuant to the Incentive Plan, and approximately $1,750,000 remains as deferred compensation and will be charged to expense over the remaining weighted average vesting period of approximately 3.1 years. On February 28, 2007, 51,225 shares were issued as restricted share grants having an aggregate value of approximately $1,255,000.

NOTE 10 – DISTRIBUTION REINVESTMENT PLAN

In May 1996, the Company implemented a Distribution Reinvestment Plan (the "Plan"). The Plan provides owners of record of 100 shares or more of its common and/or preferred stock the opportunity to reinvest cash distributions in newly-issued common stock of the Company at a 5% discount from the market price. No open market purchases are made under the Plan. During the years ended December 31, 2006, 2005 and 2004, the Company issued 43,970, 31,441 and 72,214 common shares, respectively, under the Plan.

NOTE 11 – DISCONTINUED OPERATIONS

During the years ended December 31, 2006 and 2005, the Company sold one and five properties, respectively. In accordance with SFAS 144, "Accounting for Impairment or Disposal of Long Lived Assets," the Company recorded the results of operations and the related gain as income from discontinued operations.

The following is a summary of income from discontinued operations for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Revenues, primarily rental income	$ 1,362	$ 2,387	$ 5,309
Depreciation and amortization	97	474	745
Real estate expenses	47	698	734
Interest expense	335	553	223
Provision for valuation adjustment of real estate	-	469	366
Total expenses	479	2,194	2,068
Income from discontinued operations before gain on sale	883	193	3,241
Net gain on sale of discontinued operations	3,660 (A)	1,905	-
Income from discontinued operations	$ 4,543	$ 2,098	$ 3,241

(A) The $3,660 gain has been deferred for federal tax purposes in accordance with Section 1031 of the Internal Revenue Code of 1986, as amended.

Real estate investment, net of accumulated depreciation, and mortgage payable for the one property sold during 2006 was $11,193,000 and $6,783,000, respectively, at December 31, 2005.



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

NOTE 12 – FORMER PRESIDENT RESIGNATION AND CONTINGENCIES

In July 2005, Jeffrey Fishman resigned as the Company's president, chief executive officer and a member of its Board of Directors following the discovery of what appeared to be inappropriate financial dealings by Mr. Fishman with a tenant of a movie theater property located in Brooklyn, NY, owned by a joint venture in which the Company is a 50% venture partner and the managing member. The Company reported this matter to the Securities and Exchange Commission in July 2005. The Audit Committee of the Board of Directors conducted an investigation of this matter and related matters and retained special counsel to assist the committee in the investigation. The investigation was completed and the Audit Committee and its special counsel, based on the materials gathered and interviews conducted found no evidence that any other officer or employee of the Company was aware of, or knowingly assisted in Mr. Fishman's inappropriate financial dealings.

On August 12, 2005, the tenant of the Brooklyn, NY theater property, (referred to in the preceding paragraph), Pritchard Square Cinema LLC, and Pritchard Square LLC, commenced litigation in the Supreme Court of the State of New York, Nassau County against the Company, certain of its affiliated entities, Mr. Fishman and Britannia Management, LLC ("Britannia"), a company which the Company believes is owned and/or controlled by Mr. Fishman. Pritchard Square LLC was the seller and Pritchard Square Cinema LLC was the tenant of the Brooklyn, NY property which was acquired in a "sale and leaseback transaction" by the joint venture. The tenant of the Brooklyn, NY theater sold its business operations and assigned its interest as tenant under its lease to an unaffiliated entity in February 2005. In the litigation, the tenant and its related entity allege that it or its affiliates paid $815,000 in the aggregate to Mr. Fishman and/or Britannia. As against Mr. Fishman, Britannia, the Company and affiliated entities, the complaint alleges fraud, breach of contract, intentional tort, negligent supervision, respondeat superior, negligent misrepresentation, tortious interference with prospective economic relations and conduct in violation of the Racketeer Influenced and Corrupt Organizations Act ("RICO"). The damages sought in the complaint are $9 million plus punitive damages, interest and costs and a demand for treble damages under RICO. The Brooklyn, NY property was sold by the joint venture in September 2006. (See Note 4.)

On the same date that the complaint was filed against the Company and certain of its affiliated entities, the Company filed suit in the Supreme Court of the State of New York, Nassau County against the former tenant of the Brooklyn, NY property, Norman Adie, the former tenant's principal, Jeffrey Fishman, Britannia and others. The Company's complaint alleges that Mr. Adie, Mr. Fishman and other defendants conspired to defraud the Company. The Company's lawsuit alleges commercial bribery, fraud, breach of fiduciary duty, tortious interference, intentional tort, violation of the New York Enterprise Corruption Act, respondeat superior, unjust enrichment and violations of RICO. The damages alleged in this lawsuit exceed $1 million, plus punitive damages, interest and costs.

Motions were made by both parties to consolidate the two actions and the Court has ordered a consolidation of the actions for all purposes. On March 14, 2007, the consolidated actions were settled with respect to Pritchard Square Cinema LLC, Pritchard Square LLC, Norman Adie (the principal of both Pritchard Square entities) and certain other persons associated or affiliated with the Pritchard Square entities and Mr. Adie (Pritchard Square parties). The litigation commenced by the Company and certain of its affiliated entities against Mr. Fishman, his wife and Britannia will continue. Under the terms of a settlement agreement entered into between the Pritchard Square parties and the Company, a designee of Pritchard Square purchased from a joint venture in which the Company is a 50% joint venture partner, a property located in Monroe, New York for a consideration of $1,250,000.

On June 21, 2006 the Company announced that it had received notification of a formal order of investigation from the SEC. Management believes that the matters being investigated by the SEC focus on the improper payments received by Mr. Fishman. The SEC has also requested information regarding "related party" transactions between the Company and entities affiliated with it and with certain of the Company's officers and directors and compensation paid to certain of the Company's executive officers by those affiliates. The Company's Audit Committee (and its counsel), having previously conducted an investigation regarding Mr. Fishman's inappropriate financial dealings, conducted an investigation concerning "related party transactions", which has been substantially completed. The Company's direct legal expenses related to these investigations totaled $726,000 and $560,000 in the years ended December 31, 2006 and 2005, respectively.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

The Company maintains a non-contributory defined contribution pension plan covering eligible employees and officers. Contributions by the Company are made through a money purchase plan, based upon a per-

cent of qualified employees' total salary as defined. Pension expense approximated $90,000, $60,000 and $56,000 during the years ended December 31, 2006, 2005 and 2004, respectively. At December 31, 2006, $25,000 remains unpaid and is included in accrued expenses and other liabilities on the consolidated balance sheet. In the ordinary course of business the Company is party to various legal actions which management believes are routine in nature and incidental to the operation of the Company's business. Management believes that the outcome of the proceedings will not have a material adverse effect upon the Company's consolidated statements taken as a whole.

NOTE 14 – TAXES

The Company elected to be taxed as a real estate investment trust (REIT) under the Internal Revenue Code, commencing with its taxable year ended December 31, 1983. To qualify as a REIT, the Company must meet a number of organizational and operational requirements, including a requirement that it currently distribute at least 90% of its adjusted taxable income to its stockholders. It is management's current intention to adhere to these requirements and maintain the Company's REIT status. As a REIT, the Company generally will not be subject to corporate level federal, state and local income tax on taxable income it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal, state and local income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even though the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and to federal excise taxes on its undistributed taxable income.

During the year ended December 31, 2006, the Company recorded a $490,000 accrual of Federal excise tax which is based on taxable income generated but not yet distributed. Included in general and administrative expenses for the years ended December 31, 2006, 2005 and 2004 are state tax expense of $143,000, $140,000 and $107,000, respectively.

RECONCILIATION BETWEEN FINANCIAL STATEMENT NET INCOME AND FEDERAL TAXABLE INCOME:

The following unaudited table reconciles financial statement net income to federal taxable income for the years ended December 31, 2006, 2005 and 2004 (amounts in thousands):

	2006 Estimate	2005 Actual	2004 Actual
Net income	$ 36,425	$ 21,280	$ 10,974
Straight line rent adjustments	(343)	(1,602)	(1,205)
Financial statement gain on sale in excess of tax gain (A)	(3,660)	(11,287)	-
Rent received in advance, net	77	(590)	275
Financial statement provisions for valuation adjustment	780	1,751	366
Fee income subject to tax, not recorded for books	-	-	134
Financial statement adjustment for above/ below market leases	(252)	(118)	188
Restricted stock expense, non-deductible	515	294	189
Financial statement depreciation in excess of tax depreciation	770	537	207
Other adjustments	(47)	59	35
Federal taxable income	$ 34,265	$ 10,324	$ 11,163

(A) Amounts include $3,660 GAAP gain on sale of real estate and $10,248 GAAP gain on sale of air rights for the years ended December 31, 2006 and 2005, respectively, which were deferred for federal tax purposes in accordance with Section 1031 of the Internal Revenue Code of 1986, as amended.

RECONCILIATION BETWEEN CASH DIVIDENDS PAID AND DIVIDENDS PAID DEDUCTION:

The following unaudited table reconciles cash dividends paid with the dividends paid deduction for the years ended December 31, 2006, 2005 and 2004 (amounts in thousands):

	2006 Estimate	2005 Actual	2004 Actual
Cash dividends paid	$ 13,420	$ 12,990	$ 12,854
Dividend reinvestment plan (B)	59	37	57
	13,479	13,027	12,911
Less: Spillover dividends designated to following year (C)	-	(3,265)	(3,235)
Less: Return of capital	-	(2,623)	(1,109)
Plus: Spillover dividends designated from prior year	3,265	3,235	2,646
Plus: Dividends designated from following year (D)	17,571	-	-
Dividends paid deduction (E)	$ 34,315	$ 10,374	$ 11,213

(B) Amount reflects the 5% discount on the Company's common shares purchased through the dividend reinvestment plan.

(C) The entire dividend paid in January 2006 and 2005 was considered 2006 and 2005 dividends, respectively, as it was in excess of the Company's accumulated earnings and profits through 2005 and 2004, respectively.

(D) This amount will be paid no later than the October 2007 dividend.

(E) Dividends paid deduction is slightly higher than federal taxable income in 2006, 2005 and 2004 so as to account for adjustments made to federal taxable income as a result of the impact of the alternative minimum tax.



Notes to Consolidated Financial Statements | CONTINUED

DECEMBER 31, 2006

NOTE 15 – QUARTERLY FINANCIAL DATA (UNAUDITED):

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	Quarter Ended				
	March 31	June 30	September 30	December 31	Total For Year
2006					
Rental revenues as previously reported	$ 7,584	$ 8,562	$ 8,615	$ 8,912	$ 33,673
Revenues from discontinued operations (A)	(303)	-	-	-	(303)
Revenues (B)	$ 7,281	$ 8,562	$ 8,615	$ 8,912	$ 33,370
Income from continuing operations	$ 2,932	$ 2,639	$ 5,534 (C)	$ 20,777 (D)	$ 31,882
Income from discontinued operations	138	553	201	3,651	4,543
Net income	$ 3,070	$ 3,192	$ 5,735 (C)	$ 24,428 (D)	$ 36,425
Weighted average number of common shares outstanding:					
Basic	9,894	9,930	9,937	9,963	9,931
Diluted	9,897	9,934	9,940	9,963	9,934
Net income per common share - basic and diluted:					
Income from continuing operations	$ .30	$ .26	$ .56	$ 2.09	$ 3.21 (E)
Income from discontinued operations	.01	.06	.02	.37	.46 (E)
Net income	$ .31	$ .32	$ .58	$ 2.46	$ 3.67 (E)

(A) Excludes revenues from discontinued operations which were previously excluded from total revenues as previously reported in the June, September and December 2006 quarters.

(B) Amounts have been adjusted to give effect to the Company's discontinued operations in accordance with Statement No. 144.

(C) Includes $3,294 (or $.33 per common share) from gain on disposition of real estate related to unconsolidated joint venture.

(D) Includes $23,614 (or $2.37 per common share) from gain on dispositions of real estate related to unconsolidated joint ventures.

(E) Calculated on weighted average shares outstanding for the year.

	Quarter Ended				
	March 31	June 30	September 30	December 31	Total For Year
2005					
Rental revenues as previously reported	$ 7,106	$ 7,174	$ 7,107	$ 7,545	$ 28,932
Revenues from discontinued operations (F)	(633)	(461)	(303)	(303)	(1,700)
Revenues (G)	$ 6,473	$ 6,713	$ 6,804	$ 7,242	$ 27,232
Income from continuing operations	$ 2,728	$ 12,763 (H)	$ 1,026	$ 2,665	$ 19,182
Income (loss) from discontinued operations	(5)	520	703	880	2,098
Net income	$ 2,723	$ 13,283 (H)	$ 1,729	$ 3,545	$ 21,280
Weighted average number of common shares outstanding:					
Basic	9,795	9,841	9,852	9,863	9,838
Diluted	9,802	9,845	9,857	9,868	9,843
Net income per common share - basic and diluted:					
Income from continuing operations	$ .28	$ 1.30	$ .11	$ .27	$ 1.95 (I)
Income from discontinued operations	-	.05	.07	.09	.21 (I)
Net income	$ .28	$ 1.35	$ .18	$ .36	$ 2.16 (I)

(F) Excludes revenues from discontinued operations which were previously excluded from total revenues as previously reported in the September and December 2005 quarters.

(G) Amounts have been adjusted to give effect to the Company's discontinued operations in accordance with Statement No. 144.

(H) Includes $10,248 (or $1.04 per common share) from the sale of air rights.

(I) Calculated on weighted average shares outstanding for the year.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, a company's principal executive and principal financial officers and effected by a company's board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of a company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of a company are being made only in accordance with authorizations of management and directors of a company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on its assessment, our management believes that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on management's assessment of our internal control over financial reporting. This report appears on page 26 of this Annual Report.

Fredric H. Gould
President and Chief Executive Officer

David W. Kalish
Senior Vice President and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of One Liberty Properties, Inc. and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of One Liberty Properties, Inc. and Subsidiaries' internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion thereon.

New York, New York
March 14, 2007

Ernst + Young LLP



Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ONE LIBERTY PROPERTIES, INC. AND SUBSIDIARIES

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting in Item 9A, Controls and Procedures, of Form 10K, that One Liberty Properties, Inc. and Subsidiaries (the "Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of One Liberty Properties, Inc. and Subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of the Company and our report dated March 14, 2007 expressed an unqualified opinion thereon.

New York, New York
March 14, 2007

Ernst + Young LLP

Stock Price Ranges and Cash Distributions by Quarter

(QUOTES FROM NEW YORK STOCK EXCHANGE)

COMMON STOCK		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended	High	$ 21.00	$ 21.00	$ 22.40	$ 25.53
December 31, 2006	Low	18.33	17.91	18.66	22.01
Cash distributions per share		.33	.33	.33	.36
Year Ended	High	$ 20.70	$ 21.40	$ 22.64	$ 20.19
December 31, 2005	Low	18.50	18.65	19.20	18.41
Cash distributions per share		.33	.33	.33	.33

Performance Graph

The following graph compares the performance of our common stock with the Standard & Poor's 500 Stock Index and a peer group index of publicly traded equity real estate investment trusts prepared by the National Association of Real Estate Investment Trusts. The graph assumes $100 was invested on December 31, 2001 in our common stock and assumes the reinvestment of dividends.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among One Liberty Properties, Inc., The S&P 500 Index and The NAREIT Equity Index

PERFORMANCE GRAPH

DOLLARS

$300
250
200
150
100
50
0

12/01 12/02 12/03 12/04 12/05 12/06

ONE LIBERTY PROPERTIES, INC. **S&P 500** **NAREIT EQUITY**

**$100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.*

CUMULATIVE TOTAL RETURN

	12/01	12/02	12/03	12/04	12/05	12/06
One Liberty Properties, Inc.	100.00	111.31	155.85	173.12	164.47	238.89
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
NAREIT Equity	100.00	103.82	142.37	187.33	210.12	283.78

The stock price performance included in this graph is not necessarily indicative of future stock price performance.



Five Year Summary of Selected Financial Data

(AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

	As of and for the Year Ended December 31,				
	2006	**2005**	**2004**	**2003**	**2002**
OPERATING DATA (Note a)					
Rental revenues	$ 33,370	$ 27,232	$ 20,833	$ 16,170	$ 13,718
Equity in (loss) earnings of unconsolidated joint ventures (Note b)	(3,276)	2,102	2,869	2,411	1,078
Gain on dispositions of real estate of unconsolidated joint ventures	26,908	-	-	-	-
Net gain (loss) on sale of air rights, other and real estate	413	10,248	73	14	(29)
Income from continuing operations	31,882	19,182	7,733	6,406	5,133
Income from discontinued operations	4,543	2,098	3,241	2,119	747
Net income	36,425	21,280	10,974	8,525	5,880
Calculation of net income applicable to common stockholders (Note c):					
Net income	36,425	21,280	10,974	8,525	5,880
Less: dividends and accretion on preferred stock	-	-	-	1,037	1,037
Net income applicable to common stockholders	$ 36,425	$ 21,280	$ 10,974	$ 7,488	$ 4,843
Weighted average number of common shares outstanding:					
Basic	9,931	9,838	9,728	6,340	4,614
Diluted	9,934	9,843	9,744	6,372	4,644
Net income per common share - basic:					
Income from continuing operations	$ 3.21	$ 1.95	$ .80	$ .85	$ .89
Income from discontinued operations	.46	.21	.33	.33	.16
Net income	$ 3.67	$ 2.16	$ 1.13	$ 1.18	$ 1.05
Net income per common share - diluted:					
Income from continuing operations	$ 3.21	$ 1.95	$ .80	$ .85	$ .88
Income from discontinued operations	.46	.21	.33	.33	.16
Net income	$ 3.67	$ 2.16	$ 1.13	$ 1.18	$ 1.04
Cash distributions per share of:					
Common Stock	$ 1.35	$ 1.32	$ 1.32	$ 1.32	$ 1.32
Preferred Stock (Note c)	$ -	$ -	$ -	$ 1.60	$ 1.60
BALANCE SHEET DATA					
Real estate investments, net	$ 351,841	$ 258,122	$ 228,536	$ 177,316	$ 140,437
Investment in unconsolidated joint ventures	7,014	27,335	37,023	24,441	23,453
Cash and cash equivalents	34,013	26,749	6,051	45,944	2,624
Total assets	422,037	330,583	284,386	259,089	179,609
Mortgages and loan payable	227,923	167,472	124,019	106,133	77,367
Line of credit	-	-	7,600	-	10,000
Total liabilities	241,912	175,064	138,271	113,120	90,915
Total stockholders' equity	180,125	155,519	146,115	145,969	88,694
OTHER DATA (Note d)					
Funds from operations applicable to common stockholders	$ 13,707	$ 26,658	$ 16,789	$ 11,776	$ 7,757
Funds from operations per common share:					
Basic	$ 1.38	$ 2.71	$ 1.73	$ 1.86	$ 1.68
Diluted	$ 1.38	$ 2.71	$ 1.72	$ 1.85	$ 1.67

Note a: Certain amounts reported in prior periods have been reclassified to conform to the current year's presentation.

Note b: For the year ended December 31, 2006, "Equity in (loss) earnings of unconsolidated joint ventures" is after giving effect to $5.3 million, our share of the mortgage prepayment premium expense incurred in connection with the dispositions of real estate of unconsolidated joint ventures. This expense is reflected as interest expense on the books of the joint ventures and not netted against the gain on dispositions.

Note c: On December 30, 2003, we redeemed all of our outstanding preferred stock.

Note d: We consider funds from operations (FFO) to be a relevant and meaningful supplemental measure of the operating performance of an equity REIT, and it should not be deemed to be a measure of liquidity. FFO does not represent cash generated from operations as defined by generally accepted accounting principles (GAAP) and is not indicative of cash available to fund all cash needs, including distributions. It should not be considered as an alternative to net income for the purpose of evaluating our performance or to cash flows as a measure of liquidity. We compute FFO in accordance with the "White Paper on Funds From Operations" issued in April 2002 by the National Association of Real Estate Investment Trusts (NAREIT). FFO is defined in the White Paper as "net income (computed in accordance with generally accepting accounting principles), excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." In computing FFO, we do not add back to net

income the amortization of costs in connection with our financing activities, or depreciation of non-real estate assets, but those items that are defined as "extraordinary" under GAAP are added back to net income. Since the NAREIT White Paper only provides guidelines for computing FFO, the computation of FFO may vary from one REIT to another.

We believe that FFO is a useful and a standard supplemental measure of the operating performance for equity REITs and is used frequently by securities analysts, investors and other interested parties in evaluating equity REITs, many of which present FFO when reporting their operating results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate assets, which assures that the value of real estate assets diminish predictability over time. In fact, real estate values have historically risen and fallen with market conditions. As a result, we believe that FFO provides a performance measure that when compared year over year, should reflect the impact to operations from trends in occupancy rates, rental rates, operating costs, interest costs and other matters without the inclusion of depreciation and amortization, providing a perspective that may not be necessarily apparent from net income. We also consider FFO to be useful to us in evaluating potential property acquisitions.

FFO does not represent net income or cash flows from operations as defined by GAAP. FFO should not be considered to be an alternative to net income as a reliable measure of our operating performance; nor should FFO be considered to be an alternative to cash flows from operating, investing or financing activities (as defined by GAAP) as measures of liquidity.

FFO does not measure whether cash flow is sufficient to fund all of our cash needs, including principal amortization, capital improvements and distributions to stockholders. FFO does not represent cash flows from operating, investing or financing activities as defined by GAAP.

Management recognizes that there are limitations in the use of FFO. In evaluating the performance of our company, management is careful to examine GAAP measures such as net income and cash flows from operating, investing and financing activities. Management also reviews the reconciliation of net income to FFO.

The table below provides a reconciliation of net income in accordance with GAAP to FFO, as calculated under the current NAREIT definition of FFO, for each of the years in the five year period ended December 31, 2006, and to adjusted FFO as presented in "To Our Stockholders" letter for the years ended December 31, 2006 and 2005.

	2006	2005	2004	2003	2002
Net income (Note 1)	$ 36,425	$ 21,280	$ 10,974	$ 8,525	$ 5,880
Add: depreciation of properties	7,091	5,905	4,758	3,473	2,617
Add: our share of depreciation in unconsolidated joint ventures	716	1,277	1,075	790	268
Add: amortization of deferred leasing costs	43	101	55	39	-
Deduct: (gain) loss on sale of real estate	(3,660)	(1,905)	(73)	(14)	29
Deduct: gain on dispositions of real estate of unconsolidated joint ventures	(26,908)	-	-	-	-
Deduct: preferred distributions	-	-	-	(1,037)	(1,037)
Funds from operations applicable to common stockholders (Note 1)	13,707	26,658	$ 16,789	$ 11,776	$ 7,757
Add: our share of mortgage prepayment penalties of unconsolidated joint ventures	5,269	-			
Deduct: gain on sale of air rights	-	(10,248)			
Adjusted funds from operations as presented in "To Our Stockholders" letter	$ 18,976	$ 16,410			

Note 1: For the year ended December 31, 2006, net income and funds from operations applicable to common stockholders (FFO) is after giving effect to $5.3 million, our share of the mortgage prepayment premium expense incurred in connection with the dispositions of real estate of unconsolidated joint ventures. This expense is reflected as interest expense on the books of the joint ventures and not netted against gain on dispositions.

For the year ended December 31, 2005, net income and FFO include $10.2 million from the gain on sale of air rights.

The table below provides a reconciliation of net income per common share (on a diluted basis) in accordance with GAAP to FFO, and to adjusted FFO as presented in "To Our Stockholders" letter for the years ended December 31, 2006 and 2005.

	2006	2005	2004	2003	2002
Net income (Note 2)	$ 3.67	$ 2.16	$ 1.13	$ 1.34	$ 1.27
Add: depreciation of properties	.71	.60	.49	.55	.56
Add: our share of depreciation in unconsolidated joint ventures	.07	.13	.11	.12	.06
Add: amortization of deferred leasing costs	.01	.01	-	-	-
Deduct: gain on sale of real estate	(.37)	(.19)	(.01)	-	-
Deduct: gain on dispositions of real estate of unconsolidated joint ventures	(2.71)	-	-	-	-
Deduct: preferred distributions	-	-	-	(.16)	(.22)
Funds from operations applicable to common stockholders (Note 2)	1.38	2.71	$ 1.72	$ 1.85	$ 1.67
Add: our share of mortgage prepayment penalties of unconsolidated joint ventures	0.53	-			
Deduct: gain on sale of air rights	-	(1.04)			
Adjusted funds from operations per common share as presented in "To Our Stockholders" letter	$ 1.91	$ 1.67			

Note 2: For the year ended December 31, 2006, net income and FFO is after $.53, our share of the mortgage prepayment premium expense. See Note 1 above. For the year ended December 31, 2005, net income and FFO include $1.04 from the gain on sale of air rights.



Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

We are a self-administered and self-managed REIT and we primarily own real estate that we net lease to tenants. As of December 31, 2006, we owned 66 properties, including a 50% tenancy in common interest in one property, and participated in seven joint ventures that owned a total of six properties (including two vacant properties held for sale). These 72 properties are located in 28 states.

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of ordinary taxable income to our stockholders. We intend to comply with these requirements and to maintain our REIT status.

Our principal business strategy is to acquire improved, commercial properties subject to long-term net leases. We acquire properties for their value as long-term investments and for their ability to generate income over an extended period of time. We have borrowed funds in the past to finance the purchase of real estate and we expect to do so in the future.

Our rental properties are generally leased to corporate tenants under operating leases substantially all of which are noncancellable. Substantially all of our lease agreements are net lease arrangements that require the tenant to pay not only rent, but also substantially all of the operating expenses of the leased property, including maintenance, taxes, utilities and insurance. A majority of our lease agreements provide for periodic rental increases and certain of our other leases provide for increases based on the consumer price index.

During the year ended December 31, 2006, we purchased 22 single tenant properties located in 11 states, for a total consideration of $111.9 million. These purchases include our April 2006 acquisition of 11 properties for a consideration of $55.7 million that are net leased to a single tenant under a master lease. An aggregate of $35.9 million of first mortgage financing was completed with respect to ten of these properties and we assumed a pre-existing first mortgage loan of $27 million on the 11 properties purchased in April 2006.

We are a venturer in two joint ventures organized for the purpose of acquiring and owning megaplex stadium-style movie theaters. We own a 50% equity interest and are the managing member in each of these ventures with the same co-venturer. One of our movie theater joint ventures sold all five of its movie theater properties in October 2006 for $91.3 million and realized a gain of $35.2 million on the sale, after the payment of closing expenses and brokerage fees. In connection with this sale, the joint venture paid $4.9 million in prepayment premiums to its mortgage lender, which is reflected as interest expense on the books of the joint venture and not netted against the gain on sale. This movie theater joint venture does not currently own any real property. The second movie theater joint venture sold one movie theater property in September 2006 for $16 million and three movie theater properties in October 2006 for $45.3 million, and realized an aggregate gain of $20.5 million on the sales, after the payment of closing expenses and brokerage fees. In connection with these sales, the joint venture paid $5.6 million in prepayment premiums to its mortgage lenders, which is reflected as interest expense and not netted against the gain on sale. At December 31, 2006, the second movie theater joint venture owned one property, .26 of an acre of vacant land located in Monroe, New York, and sold this property in March 2007. Our equity investment in these joint ventures at December 31, 2006 was $284,000, net of distributions. As of December 31, 2006, we are also a joint venturer in five additional joint ventures, each of which owns one single-tenanted property. Our equity investment in these five joint ventures at December 31, 2006 was $6.7 million, net of distributions.

At December 31, 2006, excluding mortgages payable of our unconsolidated joint ventures, we had 36 outstanding mortgages payable, aggregating $221 million in principal amount, all of which are secured by first liens on individual real estate investments with an aggregate carrying value, as adjusted for intangibles, of approximately $351.8 million before accumulated depreciation. The mortgages bear interest at fixed rates ranging from 5.13% to 8.8%, and mature between 2007 and 2037. In addition, we had one loan payable outstanding with a principal amount of $6.6 million, bearing interest at 6.25% and maturing in 2018.

RESULTS OF OPERATIONS

OUTLOOK

We anticipate that in 2007 we will use any available cash (after taking into account required cash distributions to shareholders), funds derived from the placement of additional mortgages and a credit line to acquire additional properties, either directly or through joint ventures. As a result, we anticipate that we will acquire and own additional properties and unless we experience an unexpected number of lease terminations and/or cancellations in 2007 (taking into consideration the lease expirations and terminations that we know will occur in 2007, and without giving effect to any re-letting of such properties), we anticipate that our revenues will increase in 2007.

COMPARISON OF YEARS ENDED DECEMBER 31, 2006 AND DECEMBER 31, 2005

RENTAL REVENUES

Rental revenues increased by $6.1 million, or 22.5%, to $33.4 million for the year ended December 31, 2006 from $27.2 million for the year ended December 31, 2005. The increase in rental revenues is substantially due to rental revenues earned during the year ended December 31, 2006 on 30 properties acquired by us between January 2005 and December 2006.

OPERATING EXPENSES

Depreciation and amortization expense increased by $1.6 million, or 28.8%, to $7 million for the year ended December 31, 2006 from $5.4 million for the year ended December 31,



2005. The increase in depreciation and amortization was due to the acquisition of 30 properties between January 2005 and December 2006.

General and administrative expenses increased by $1.1 million, or 26.8%, to $5.3 million for the year ended December 31, 2006 from $4.1 million for the year ended December 31, 2005. The increase was due to a number of factors, including a $495,000 increase in payroll and payroll related expenses resulting primarily from compensation paid to our president (elected effective January 1, 2006) for all of 2006, while we did not have any payroll expenses for our president for five months in 2005, as well as from staff increases. An increase of $166,000 relates to professional fees incurred in connection with an investigation by the Securities and Exchange Commission described in our Form 10-K (Part I – Item 3 – Legal Proceedings) and investigations by our Audit Committee. Similarly, there was an increase of $72,000 in legal fees relating to a civil litigation arising out of the activities of our former president and chief executive officer. Additionally, for the year ended December 31, 2006, expenses allocated to us under the Shared Services Agreement among us and various affiliated companies, increased by $109,000 for executive and support personnel, primarily legal and accounting services, a significant portion of which relates to the SEC and Audit Committee investigations, as well as to property acquisitions and the overall increase in the level of our business activity. Also included in the year ended December 31, 2006, is a $222,000 increase in compensation expense relating to our restricted stock program. The balance of the increase in general and administrative expenses includes an increase in directors' fees.

Federal excise tax of $490,000 was accrued at December 31, 2006, based on taxable income generated but not yet distributed. There was no such tax for the year ended December 31, 2005.

Real estate expenses decreased by $74,000, or 21.5%, to $270,000 for the year ended December 31, 2006, resulting primarily from unusual repair items incurred in the year ended December 31, 2005 at three properties.

OTHER INCOME AND EXPENSES

Our equity in earnings of unconsolidated joint ventures decreased by $5.4 million, or 256%, to a loss of $3.3 million for the year ended December 31, 2006 from income of $2.1 million for the year ended December 31, 2005. This decrease resulted primarily from $10.5 million of prepayment premiums, of which 50%, or $5.3 million is our share, paid by two of our joint ventures upon the sales of its nine movie theater properties. Such sales also contributed to an operating income decrease from these ventures of $1.3 million, of which $646,000 is our share, caused by a decrease in rental income, offset in part by a decrease in mortgage interest expense and depreciation. The decrease in earnings from unconsolidated joint ventures also resulted from a $960,000 provision for valuation adjustment, of which 50%, or $480,000 was our share, by one of our joint ventures which owns a vacant property. These decreases were offset, in part, by a $2.56 million provision for valuation adjustment taken in the year ended December 31, 2005 by one of our movie theater joint ventures against its vacant parcel of land, of which 50%, or $1.3 million, was our share. During the year ended December 31, 2006, the joint venture recorded an additional $600,000 provision against this property, of which $300,000 is our share. The joint venture sold this property in March 2007 for an aggregate consideration of $1.25 million.

Gain on dispositions of real estate of unconsolidated joint ventures resulted from the sales of nine movie theater properties by two of our joint ventures. On September 13, 2006, one of our joint ventures sold a movie theater property located in Brooklyn, New York to an unrelated party for $16 million. The joint venture recognized a gain of $6.6 million on the sale, of which our share is $3.3 million. On October 5, 2006, two of our joint ventures sold eight movie theater properties to a single unrelated party for an aggregate of $136.7 million and realized a gain of $49 million on the sale, of which $24.5 million is our share. We wrote off the unamortized premium balance of $924,000 in our investment in this joint venture against such gain.

Interest and other income increased by $585,000, or 186%, to $899,000 for the year ended December 31, 2006. The primary reason for the increase was the investment in short-term cash equivalents of the distributions received from the movie theater joint ventures upon the sale of its nine theater properties.

Interest expense increased by $2.8 million, or 28.3%, including an increase of $2.9 million on our mortgages payable, principally resulting from mortgages placed on 20 properties between March 2005 and December 2006 and the assumption of a mortgage in connection with the purchase of 11 properties in April 2007. The increase was offset by a $215,000 decrease in interest expense related to our line of credit.

During February 2006, we sold an option to buy an interest in certain property adjacent to one of our properties and recognized a gain on the sale of $228,000. In June 2005, we closed on the sale of unused development or "air rights" relating to our property located in Brooklyn, New York for a net gain, after closing costs, of approximately $10.25 million. These gains are included in "Gain on sale of air rights and other gains."

Included in gain on sale of real estate is our sale of excess acreage at a property we own to an unrelated party. We recognized a gain of $185,000 in July 2006 from this sale.

DISCONTINUED OPERATIONS

Income from discontinued operations increased by $2.4 million, or 117%, to $4.5 million for the year ended December 31, 2006. This increase was primarily due to the $3.7 million gain on sale of a movie theater that was wholly owned by us and sold for $15.2 million. This sale was part of a sale which closed on October 5, 2006 pursuant to which an unrelated party purchased one movie theater from us and eight movie theaters from two of our joint ventures. This increase was offset in part by net gains of $1.9 million in the year ended December 31, 2005 on the sale of five of our properties. The increase in discontinued operations also resulted from an increase in



Management's Discussion and Analysis of Financial Condition and Results of Operations | CONTINUED

income from operations caused by a $469,000 provision for valuation adjustment that was recorded in the year ended December 31, 2005 against one of the properties which was sold later in that year.

COMPARISON OF YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

RENTAL REVENUES

Rental revenues increased by $6.4 million, or 30.7%, to $27.2 million for the year ended December 31, 2005 from $20.8 million for the year ended December 31, 2004. The increase in rental revenues is substantially due to rental revenues earned during the year ended December 31, 2005 on fourteen properties acquired by us between March 2004 and November 2005.

OPERATING EXPENSES

Depreciation and amortization expense increased by $1.4 million, or 35.4%, to $5.4 million for the year ended December 31, 2005 from $4 million for the year ended December 31, 2004. The increase in depreciation and amortization was due to the acquisition of fourteen properties between March 2004 and November 2005.

General and administrative expenses increased by $1 million, or 32.4%, to $4.1 million for the year ended December 31, 2005 from $3.1 million for the year ended December 31, 2004. The increase was due to a number of factors, the largest of which (totaling $560,000 and representing approximately 55% of the increase) relates to the fees of Special Counsel retained by our Audit Committee in connection with its investigation into certain financial dealings of our former president and chief executive officer. Additional legal fees were incurred relating to a litigation arising out of the matter involving our former president and chief executive officer. In addition, for the year ended December 31, 2005 expenses allocated to us under a Shared Services Agreement among us and various affiliated companies, increased by $228,000, primarily due to an increase in our level of business activity, including property acquisitions, mortgage financings, Sarbanes-Oxley Act compliance, and activities related to the Audit Committee's investigation. Also included in the year ended December 31, 2005 is a $73,000 increase in compensation expense relating to the restricted stock program established in July 2003. The balance of the increase in general and administrative expenses for the year ended December 31, 2005, as compared to the year ended December 31, 2004, is due to increases in a number of items including auditing expenses, fees relating to our internal control audit, as required by Section 404 of the Sarbanes-Oxley Act, an increase in directors' fees (resulting primarily from additional fees to members of our Audit Committee in connection with its investigation), an increase in directors and officers liability insurance, and an increase in state taxes. Offsetting these increases in expenses was a decrease in payroll and payroll related expenses resulting from the resignation of our president and chief executive officer in July 2005 and a decrease in public company expense as we incurred a listing fee in 2004 in connection with the listing of our common stock on the New York Stock Exchange.

Real estate expenses decreased by $151,000, or 30.5%, to $344,000 for the year ended December 31, 2005. This decrease was primarily due to real estate operating expenses incurred at two vacant properties in 2004, one of which was sold in 2004 and the other renovated and relet.

OTHER INCOME AND EXPENSES

Our equity in earnings of unconsolidated joint ventures decreased by $767,000, or 26.7%, to $2.1 million for the year ended December 31, 2005 from $2.9 million for the year ended December 31, 2004. The decrease resulted primarily from a $2.56 million provision for valuation adjustment taken by one of our movie theater joint ventures against one of its five properties, of which 50%, or $1.3 million, is our share. The decrease in our equity in earnings of joint ventures year versus year was also a result of the vacancy (due to the rejection of the lease by the bankrupt tenant) of a retail property owned by a joint venture in which we have a 50% equity position, and the sale in 2004 by this venture of its bankruptcy claim against the former tenant. The decrease in our equity in earnings of unconsolidated joint ventures was offset in part by our share of income earned by two joint ventures organized in the second half of 2004. Additionally, in 2005, the operator of one of the movie theaters owned by one of our joint ventures sold its business to an independent third party, which sale resulted in the payment to us in 2005 of rental arrearages totaling $592,000. We have a 50% interest in this joint venture and the payment resulted in an additional $296,000 in equity earnings to us for the year ended December 31, 2005. An additional increase in equity earnings to us in 2005 resulted from rent payments from the new tenant of this movie theater and the write off during the year ended December 31, 2004 of the entire balance of the unbilled rent receivable relating to this movie theater.

Interest and other income decreased by $72,000, or 18.7% to $314,000 for the year ended December 31, 2005. The primary reason for the decrease was the receipt by us in 2004 of $134,000 of net acquisition fees from a joint venture we organized in that year. The net acquisition fee reflects a 50% reduction based on our ownership in the joint venture. This decrease was offset, in part, by an increase of $57,000 in interest income earned in 2005 from the investment of funds obtained from mortgage financings and property sales.

Interest expense increased by $1.6 million, or 19.4%, $1.4 million of which resulted from mortgages placed on twelve properties between September 2004 and December 2005 and the assumption of a mortgage in connection with the purchase of one property in November 2004. The increases were offset by a $432,000 decrease in interest on a mortgage which was paid in full at its maturity during May 2005. Interest expense related to our line of credit increased by $229,000 due to borrowings made to facilitate the purchase of several properties.

On June 30, 2005, we closed on the sale of unused development or "air rights" relating to our property located in Brooklyn, New York. The purchase price was approximately $11 million and in addition, the purchaser paid some of our closing expenses. The financial statement gain of $10.25 million, recognized in the year ended December 31, 2005, has been deferred for tax purposes since we entered into a 1031 tax deferred exchange and used the sale proceeds to acquire an additional property.

DISCONTINUED OPERATIONS

In May 2005, we sold a property located in Jupiter, Florida for $16.5 million and recognized a gain of $582,000.

In September 2005, we sold a property located in Cedar Rapids, Iowa for $1.8 million and recognized a gain of $639,000.

In October 2005, we sold a property located in Houston, Texas for $1.5 million and recognized a gain of $324,000.

In November 2005, we sold a property located in Chattanooga, Tennessee for $3 million and recognized a gain of $369,000.

During the year ended December 31, 2005, we determined that the estimated fair value of a property held for sale was lower then the carrying amount and we recorded a $469,000 provision for the difference. This provision was in addition to the $366,000 provision on this property recorded by us for the year ended December 31, 2004. In early 2004, the retail tenant at this property filed for bankruptcy protection, disaffirmed its lease and vacated the store. This property was sold for a loss of $9,000 (after giving effect to the $835,000 in total provisions) in December 2005.

The operations of these five properties that were sold in 2005 and the one property sold in 2006 and the gain or loss recognized on sale are reported as discontinued operations. For the year ended December 31, 2005 these six properties generated net income of $193,000 as compared to net income in the year ended December 31, 2004 of $3.2 million. The net gain on sale of these five properties in 2005 was $1.9 million. Accordingly, we reported income from discontinued operations of $2.1 million for the year ended December 31, 2005 as compared to $3.2 million for the year ended December 31, 2004, a decrease of $1.1 million year versus year.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash and cash equivalents, our revolving credit facility and cash generated from operating activities, including mortgage financings. We are a party to a credit agreement, as amended, with VNB New York Corp., Bank Leumi, USA, Manufacturers and Traders Trust Company and Israel Discount Bank of New York which provides for a $62.5 million revolving credit facility. The credit facility is available to us to pay down existing mortgages, to fund the acquisition of additional properties or to invest in joint ventures. The facility matures on March 31, 2007. Borrowings under the facility bear interest at the lower of LIBOR plus 2.50% or at the bank's prime rate and there is an unused facility fee of 1/4% per annum. Net proceeds received from the sale or refinancing of properties are required to be used to repay amounts outstanding under the facility if proceeds from the facility were used to purchase or refinance the property. The facility is guaranteed by our subsidiaries that own unencumbered properties and is secured by the outstanding stock of subsidiary entities. As of December 31, 2006 and as of March 1, 2007, there is no outstanding balance under the facility. We are in the process of amending our credit facility which will extend the maturity date from March 31, 2007 to March 31, 2010 and will reduce the interest rate from its current rate to the lower of LIBOR plus 2.15% or the bank's prime rate. All other material terms and conditions contained in our current credit facility will remain the same. We will pay a commitment fee and other expenses of approximately $650,000 in connection with this amendment.

We are actively engaged in seeking additional property acquisitions and are involved in various stages of negotiation with respect to the acquisition of additional net leased properties. We will use our available cash and cash equivalents, cash provided from operations, cash provided from mortgage financings and funds available under our credit facility to fund acquisitions.

The following sets forth our contractual cash obligations as of December 31, 2006, which relate to interest and amortization payments and balances due at maturity under outstanding mortgages secured by our properties for the periods indicated (amounts in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 Years**	**4-5 Years**	**More than 5 Years**
Mortgages and loan payable - interest and amortization	$ 158,422	$ 18,432	$ 38,005	$ 26,909	$ 75,076
Mortgages and loan payable - balances due at maturity	171,302	3,831	8,776	26,817	131,878
Total	$ 329,724	$ 22,263	$ 46,781	$ 53,726	$ 206,954



Management's Discussion and Analysis of Financial Condition and Results of Operations | CONTINUED

As of December 31, 2006, we had outstanding approximately $228 million in long-term mortgage and loan indebtedness (excluding mortgage indebtedness of our unconsolidated joint ventures), all of which is non-recourse (subject to standard carve-outs). We expect that debt service payments of approximately $56.4 million due in the next three years will be paid primarily from cash generated from our operations. We anticipate that loan maturities of approximately $12.6 million due in the next three years will be paid primarily from mortgage financings or refinancings. If we are not successful in refinancing our existing indebtedness or financing our unencumbered properties, our cash flow, funds available under our credit facility and available cash, if any, may not be sufficient to repay all maturing debt when payments become due, and we may be forced to sell additional equity or dispose of properties on disadvantageous terms.

In addition, we, as ground lessee, are obligated to pay rent under a ground lease for a property owned in fee by an unrelated third party. The annual fixed leasehold rent expense is as follows:

Total	2007	2008	2009	2010	2011	More than 5 Years
$ 4,223,976	$ 237,500	$ 237,500	$ 262,240	$ 296,875	$ 296,875	$ 2,892,986

We had no outstanding contingent commitments, such as guarantees of indebtedness, or any other contractual cash obligations at December 31, 2006.

CASH DISTRIBUTION POLICY

We have elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute currently at least 90% of our ordinary taxable income to our stockholders. It is our current intention to comply with these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate federal, state or local income taxes on taxable income we distribute currently (in accordance with the Internal Revenue Code and applicable regulations) to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal, state and local income taxes at regular corporate rates and may not be able to qualify as a REIT for four subsequent tax years. Even if we qualify for federal taxation as a REIT, we may be subject to certain state and local taxes on our income and to federal income taxes on our undistributed taxable income (i.e., taxable income not distributed in the amounts and in the time frames prescribed by the Internal Revenue Code and applicable regulations thereunder) and are subject to federal excise taxes on our undistributed taxable income.

It is our intention to pay to our stockholders within the time periods prescribed by the Internal Revenue Code no less than 90%, and, if possible, 100% of our annual taxable income, including taxable gains from the sale of real estate and recognized gains on the sale of securities. It will continue to be our policy to make sufficient cash distributions to stockholders in order for us to maintain our REIT status under the Internal Revenue Code.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

SIGNIFICANT ACCOUNTING POLICIES

Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements. Certain of our accounting policies are particularly important to an understanding of our financial position and results of operations and require the application of significant judgment by our management; as a result they are subject to a degree of uncertainty. These significant accounting policies include:

REVENUES

Our revenues, which are substantially derived from rental income, include rental income that our tenants pay in accordance with the terms of their respective leases reported on a straight line basis over the initial term of each lease. Since many of our leases provide for rental increases at specified intervals, straight line basis accounting requires us to record as an asset and include in revenues, unbilled rent receivables which we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease. Accordingly, our management must determine, in its judgment, that the unbilled rent receivable applicable to each specific tenant is collectible. We review unbilled rent receivables on a quarterly basis and take into consideration the tenant's payment history, the financial condition of the tenant, business conditions in the industry in which the tenant is engaged and economic conditions in the area in which the property is located. In the event that the collectability of an unbilled rent receivable is in doubt, we would be required to take a reserve against the receivable or a direct write off of the receivable, which would have an adverse affect on net income for the year in which the reserve or direct write off is taken and would decrease total assets and stockholders' equity.

VALUE OF REAL ESTATE PORTFOLIO

We review our real estate portfolio on a quarterly basis to ascertain if there has been any impair-

ment in the value of any of our real estate assets in order to determine if there is any need for a provision for valuation adjustment. In reviewing the portfolio, we examine the type of asset, the economic situation in the area in which the asset is located, the economic situation in the industry in which the tenant is involved and the timeliness of the payments made by the tenant under its lease, as well as any current correspondence that may have been had with the tenant, including property inspection reports. For each real estate asset owned for which indicators of impairment exist, recognition of impairment is required if the calculated value is less than the asset's carrying amount. We generally do not obtain any independent appraisals in determining value but rely on our own analysis and valuations. Any provision taken with respect to any part of our real estate portfolio will reduce our net income and reduce assets and stockholders' equity to the extent of the amount of the valuation adjustment, but it will not affect our cash flow until such time as the property is sold.

PURCHASE ACCOUNTING FOR ACQUISITION OF REAL ESTATE

The fair value of the real estate acquired is allocated to the acquired tangible assets, consisting of land and building, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases and other value of in-place leases based in each case on their fair values. The fair value of the tangible assets of an acquired property (which includes land and building) is determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and building based on management's determination of relative fair values of these assets. The allocation made by management may have a positive or negative effect on net income and may have an effect on the assets and liabilities on the balance sheet.

Qualitative and Quantitative Disclosures about Market Risk

All of our long-term mortgage debt bears interest at fixed rates and accordingly, the effect of changes in interest rates would not impact the amount of interest expense that we incur under these mortgages. Our credit line is a variable rate facility which is sensitive to interest rates. Therefore, our primary market risk exposure is the effect of changes in interest rates on the interest cost of draws on our line of credit. Under current market conditions, we do not believe that our risk of material potential losses in future earnings, fair values and/or cash flows from near-term changes in market rates that we consider reasonably possible is material.

The fair market value (FMV) of our long term debt is estimated based on discounting future cash flows at interest rates that our management believes reflect the risks associated with long term debt of similar risk and duration.

The following table sets forth our long-term debt obligations by scheduled principal cash flow payments and maturity date, weighted average interest rates and estimated FMV at December 31, 2006 (amounts in thousands):

	For the Year Ended December 31							
	2007	2008	2009	2010	2011	There-after	Total	FMV
Long term debt:								
Fixed rate	$ 4,717	$ 12,942	$ 9,998	$ 22,264	$ 8,538	$169,464	$227,923	$229,803
weighted average interest rate	6.51%	6.50%	6.50%	6.39%	6.33%	6.33%	6.36%	6.25%
Variable rate	-	-	-	-	-	-	-	-



Board of Directors and Officers

Fredric H. Gould
Chairman of the Board of Directors and Chief Executive Officer; Chairman of the Board of Trustees of BRT Realty Trust; President of REIT Management Corp., Advisor to BRT Realty Trust; Chairman of Georgetown Partners, Inc., Managing General Partner of Gould Investors L.P.; Director of EastGroup Properties, Inc.

Patrick J. Callan, Jr.
Director; President.

Marshall Rose
Director; Chairman of The Georgetown Group, Inc., a Real Estate Development Company; Chairman Emeritus of The New York Public Library.

Joseph A. Amato***
Director; Real Estate Developer; Managing Partner of the Kent Companies.

Charles L. Biederman* **
Director; Real Estate Developer; Principal of Sunstone Hotel Investors, LLC.

James J. Burns* ***
Director; Vice Chairman and Senior Vice President of Wellsford Real Properties, Inc.; Director of Cedar Shopping Centers, Inc.

Joseph A. DeLuca*
Director; Principal of Joseph A. DeLuca, Inc.; Principal of MHD Capital Partners, LLC.

J. Robert Lovejoy**
Director; Managing Director of Groton Partners, Merchant Bankers; Director of Orient Express Hotels Ltd.

Eugene I. Zuriff** ***
Director; President and Director of The Smith & Wollensky Restaurant Group, Inc.; Director of Doral Federal Savings Bank.

Jeffrey A. Gould
Director; Senior Vice President; Trustee, President and Chief Executive Officer of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Matthew J. Gould
Director; Senior Vice President; President of Georgetown Partners, Inc.; Vice President of REIT Management Corp; Trustee and Senior Vice President of BRT Realty Trust.

David W. Kalish
Senior Vice President and Chief Financial Officer; Senior Vice President-Finance of BRT Realty Trust; Vice President and Chief Financial Officer of Georgetown Partners, Inc.

Simeon Brinberg
Senior Vice President; Senior Vice President and Secretary of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Israel Rosenzweig
Senior Vice President; Senior Vice President of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.; President of GP Partners, Inc.

Mark H. Lundy
Senior Vice President and Secretary; Senior Vice President of BRT Realty Trust; Senior Vice President of Georgetown Partners, Inc.

Lawrence G. Ricketts, Jr.
Executive Vice President.

Karen Dunleavy
Vice President, Financial and Treasurer; Treasurer of Georgetown Partners, Inc.

Richard M. Figueroa
Vice President and Assistant Secretary; Vice President of Georgetown Partners, Inc.

Alysa Block
Assistant Treasurer; Assistant Treasurer of BRT Realty Trust.

**Member of the Audit Committee*
***Member of the Compensation Committee*
****Member of the Nomination and Corporate Governance Committee*

EXECUTIVE OFFICES
60 Cutter Mill Road, Suite 303
Great Neck, NY 11021
516-466-3100

REGISTRAR, TRANSFER AGENT, DISTRIBUTION DISBURSING AGENT
American Stock Transfer and Trust Company
59 Maiden Lane, New York, NY 10038
212-936-5100 800-937-5449

AUDITORS
Ernst & Young LLP
5 Times Square, New York, NY 10036


ONE LIBERTY PROPERTIES, INC.

FORM 10-K AVAILABLE
A copy of the annual report (Form 10-K) filed with the Securities and Exchange Commission may be obtained without charge by writing to the Secretary, One Liberty Properties, Inc., 60 Cutter Mill Road, Suite 303, Great Neck, NY 11021 or by accessing our web site.

COMMON STOCK
The Company's common stock is listed on the New York Stock Exchange under the ticker symbol OLP.

ANNUAL MEETING
The annual meeting will be held on June 12, 2007 at the Company's Executive Offices at 9:00 a.m.

DISTRIBUTIONS
Distributions are paid on or about the first business day of January, April, July and October.

WEB SITE ADDRESS
www.onelibertyproperties.com

In 2006, our chief executive officer's certification regarding the New York Stock Exchange's corporate governance listing standards was filed with the New York Stock Exchange without qualification and in a timely fashion. In addition, the certifications of our chief executive officer, president and chief financial officer, filed with the Securities and Exchange Commission under Section 302 of the Sarbanes-Oxley Act with respect to the quality of our public disclosure, have been filed as exhibits to our most recently filed annual report on Form 10-K.



ONE LIBERTY PROPERTIES, INC
60 Cutter Mill Road
Great Neck, NY 11021
516 · 466 · 3100
www.onelibertyproperties.com

END